SECURITIES PURCHASE AGREEMENT

     This SECURITIES PURCHASE AGREEMENT (this “Agreement”) is made as of October 26, 2005, by and between Forbes Medi-Tech Inc., a corporation continued under the Canada Business Corporations Act, with its principal office at 200 – 750 West Pender Street, Vancouver, BC, V6C 2T8 (the “Company”), and Nite Capital LP (the “Purchaser”).

     WHEREAS, the Company has authorized a new series of convertible preferred shares of the Company designated as Series B Convertible Preferred Shares (“Series B Preferred”), the terms of which are set forth in the Articles of Amendment for such series of preferred shares (the “Articles”) in the form attached hereto as Exhibit B, which Series B Preferred shall be convertible into Common Shares (as defined herein), in accordance with the terms of the Articles;

     WHEREAS, the Company desires to issue and sell to the Purchaser (i) the Shares (as defined below) and (ii) the Warrants (as defined below);

     WHEREAS, the Purchaser wishes to purchase the number of Shares and Warrants shown next to its name on Exhibit A hereto, all upon the terms and subject to the conditions set forth in this Agreement; and

     WHEREAS, the Company and the Purchaser is executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D as promulgated by the United States Securities and Exchange Commission under the Securities Act to the extent necessary to issue the Shares, the Conversion Shares, the Warrants and the Warrant Shares.

     NOW THEREFORE, in consideration of the mutual agreements, representations, warranties and covenants herein contained, the parties hereto agree as follows:

     1. Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

     “Affiliate” of a party means any other Person controlling, controlled by or under common control with the specified Person. For the purposes of this definition, “control” means the power to direct the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

     “Articles of Continuance” means the Articles of Continuance filed by the Company with Industry Canada, as amended through the date hereof.

“Bloomberg” means Bloomberg Financial Markets.

“Closing Date” has the meaning set forth in section 2.2.

     “Closing Sale Price” means, for any security as of any date, the last closing trade price for such security on the NASDAQ National Market as reported by Bloomberg, or if the NASDAQ National Market begins to operate on an extended hours basis, and does not designate the closing trade price, then the last trade price at 4:00:00 p.m., New York City Time, as reported by Bloomberg, or if the foregoing do not apply, the last closing trade price of such security on The Toronto Stock Exchange (as such price is adjusted to United States dollars) as reported by Stockwatch Canada, or if the foregoing does not apply, the last closing trade price in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no last closing trade price is reported for such security by Bloomberg, the last closing ask price of such security as reported by Bloomberg, or, if no last closing ask price is reported for such security by Bloomberg, the average of the highest bid price and the lowest ask price of any market makers for such security as reported in the “pink sheets” by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Closing Sale Price cannot be calculated for such security on such date on any of the foregoing bases, with respect to a Purchaser, the Closing Sale Price of such security on such date shall be the fair market value as mutually determined by the Company and such Purchaser. If the Company and such Purchaser are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to the dispute resolution provisions set forth in the Articles. All such determinations shall be appropriately adjusted for any stock dividend, stock split or other similar transaction during such period.

     “Common Share Equivalents” means, collectively, options and other securities convertible into Common Shares.

“Common Shares” means common shares in the capital of the Company.

“Conversion Notice” shall have the meaning ascribed to such term in the Articles.

     “Conversion Shares” means, collectively, the Common Shares issuable upon conversion of the Shares in accordance with the Articles.

     “Effectiveness Date” shall have the meaning ascribed to such term in the Registration Rights Agreement.

     “Exchange Act” means the Securities Exchange Act of 1934, as amended, and all of the rules and regulations promulgated thereunder.

     “Excluded Securities” means Common Shares or Common Share Equivalents issued by the Company:

(a)	in connection with any stock option or other incentive plan which has been approved by the Board of Directors of the Company, pursuant to which the Company’s securities may be issued to employees, officers, consultants, advisors or directors of the Company;

(b)	in connection with the Company’s Amended and Restated Shareholder Rights Plan Agreement, dated as of April 28, 2003;

(c)	in connection with the bona fide acquisition of an entity which is not an affiliate of the Company or any of its affiliates provided that such acquisition has been approved by the Company’s Board of Directors that is not primarily for the purpose of raising working capital and the issuance of Common Shares or Common Share Equivalents is primarily for purposes either to enable such acquisition or to provide capital to the acquired entity or its business (which may include some general working capital to the Company as well), and is not primarily for the purpose of raising working capital generally for the Company or for a primary purpose not related to the acquisition;

(d)	upon conversion of the Shares;

(e)	upon exercise of the Warrants;

(f)	in connection with the Contemporaneous Offering;

(g)	upon conversion or exercise of any Common Shares Equivalents issued under (f) above;

(h)	as Broker’s Warrants (as defined in Section 4.8(p)) or upon exercise of such Broker’s Warrants;

(i)	to the University of British Columbia pursuant to that certain License Agreement effective September 15, 1995, not to exceed 25,000 Common Shares; and

(j)	issued upon exercise of Common Share Equivalents which are outstanding on the date immediately preceding the Closing Date, provided that such issuance of Common Shares upon exercise of such Common Share Equivalents is made pursuant to the terms of such Common Share Equivalents in effect on the date immediately preceding the Closing Date and such Common Share Equivalents are not amended after the date immediately preceding the Closing Date.

     “Fair Value” means, as of any particular date, (i) the VWAP of the Common Shares for such date multiplied by (ii) the Stated Value divided by (iii) the Conversion Price (as defined in the Articles) then in effect.

      “Majority Purchasers” shall mean the Purchaser or any assignee(s) of the Purchaser, or a combination of both, which, at any given time, hold greater than fifty percent (50%) of the outstanding Shares in the aggregate.

     “Material Adverse Effect” shall mean a material adverse effect on the prospects, condition (financial or other), business, operations, assets, liabilities, or results of operations of the Company and its subsidiaries, taken as a whole.

     “Person” shall mean an individual, corporation, company, partnership, firm, association, joint venture, trust, unincorporated organization, government, governmental body, agency, political subdivision or other entity.

“Preferred Share Certificate” shall have the meaning ascribed to such term in the

Articles.

     “Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

     “Registrable Securities” shall have the meaning ascribed to such term in the Registration Rights Agreement.

     “Registration Statement” shall have the meaning ascribed to such term in the Registration Rights Agreement.

     “Registration Rights Agreement” shall mean that certain Registration Rights Agreement, dated as of the Closing Date, between the Company and the Purchaser.

     “Rule 144” shall mean Rule 144 or Rule 144A promulgated under the Securities Act, as amended (or a successor rule thereto).

“SEC” shall mean the U.S. Securities and Exchange Commission.

     “Securities Act” shall mean the Securities Act of 1933, as amended, and all of the rules and regulations promulgated thereunder.

     “Securities” shall mean the Shares, the Conversion Shares, the Warrants and the Warrant Shares.

     “Shares” shall mean the 150 shares of Series B Preferred sold to the Purchaser pursuant to this Agreement.

“Share Delivery Date” shall have the meaning set forth in Section 6.6.

“Stated Value” shall have the meaning ascribed to such term in the Articles.

     “Transaction Documents” means this Agreement, the Warrants, the Registration Rights Agreement and any other documents or agreements executed in connection with the transactions contemplated by this Agreement. For clarification purposes and without implication that the contrary would otherwise be true, the transactions contemplated hereunder only include the transaction between the Company and the Purchaser and do not include any other transaction between the Company and any other third party purchaser of the Company’s securities.

“Triggering Event” shall have the meaning ascribed to such term in the Articles.

“USD” shall mean United States dollars.

     “Warrants” shall mean, collectively, the warrants issued to the Purchaser pursuant to this Agreement, in the form attached hereto as Exhibit C, to purchase an aggregate of up to 45,455 Common Shares.

     “Warrant Shares” shall mean the Common Shares issuable or issued upon the exercise of the Warrants.

Capitalized terms not defined in this Section 1 shall have the meanings ascribed to such terms elsewhere in this Agreement.

2.	Purchase and Sale of Shares and Warrants.

2.1. Purchase and Sale. Subject to and upon the terms and conditions set forth in this Agreement, the Company agrees to issue, sell and deliver to the Purchaser, and the Purchaser hereby agrees to purchase from the Company, at the Closing, (i) the number of shares of Series B Preferred set forth opposite the name of such Purchaser under the heading “Number of Shares to be Purchased” on Exhibit A hereto and (ii) one or more Warrants to purchase the number of Common Shares set forth opposite the name of such Purchaser under the heading “Number of Common Shares to be Issued upon Exercise of Warrants” on Exhibit A hereto, at a purchase price of $1,000 USD per Share and related Warrants (the “Purchase Price”). The total purchase price payable by the Purchaser for the number of shares of Series B Preferred and the Warrants that such Purchaser is hereby agreeing to purchase is set forth opposite the name of such Purchaser under the heading “Purchase Price” on Exhibit A hereto. The Company shall be obligated to register the Conversion Shares and the Warrant Shares pursuant to the terms and conditions set forth in the Registration Rights Agreement.

     2.2. Closing. The closing of the transactions contemplated under this Agreement (the “Closing”) shall take place at 10:00 a.m. at the offices of Cawkell Brodie Glaister LLP, on October 26, 2005, or at such other location, date and time as may be agreed upon between the Purchaser and the Company (the “Closing Date”). At the Closing, the Company shall issue to Merriman Curhan Ford & Company (the “Placement Agent”), against delivery of payment for the Shares and the Warrants by wire transfer of immediate available funds in accordance with the Company’s instructions, (i) one or more stock certificates registered in the name of the Purchaser, representing the number of shares of Series B Preferred set forth opposite the Purchaser’s name on Exhibit A hereto and (ii) one or more warrant certificates registered in the name of the Purchaser to purchase the number of Common Shares set forth opposite the appropriate Purchaser’s name on Exhibit A hereto, and, in the case of both (i) and (ii) above, bearing the legends set forth in Section 6.2 hereof. Closing documents may be delivered by facsimile with original signature pages sent by overnight courier.

     2.3. Independent Purchaser. The obligations of the Purchaser under the Transaction Documents are several and not joint with the obligations of any other third party purchasers of the Company’s securities, and the Purchaser shall not be responsible in any way for the performance of the obligations of any other third party purchasers of the Company’s securities. The Purchaser and the Company agree and acknowledges that (i) the decision of the Purchaser to purchase the Shares and the Warrants have been made by the Purchaser independently of any other third party purchasers of the Company’s securities and (ii) no other third party purchasers of the Company’s securities have acted as agent for the Purchaser in connection with the Purchaser making its investment hereunder and that no such other third party purchasers will be acting as agent of the Purchaser in connection with monitoring their investment hereunder. Nothing contained in any Transaction Document or any agreement of any such other third party purchaser, and no action taken by the Purchaser pursuant hereto or any other third party purchaser pursuant thereto, shall be deemed to constitute the Purchaser or any such other third party purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchaser or any such other third party purchasers are in any way acting in concert or as a group with respect to any matters. The Purchaser shall be entitled to independently protect and enforce its rights, including without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other third party purchaser to be joined as an additional party in any proceeding for such purpose. The Purchaser has been represented by legal counsel in its review and negotiation of the Transaction Documents. To the extent that any such other third party purchasers do purchase or have purchased the same or similar securities as the Purchaser hereunder or on the same or similar terms and conditions or pursuant to the same or similar documents, all such matters are solely in the control of the Company, not the action or decision of the Purchaser and are not done with the knowledge of the Purchaser hereunder, and would be solely for the convenience of the Company and not because it was required or requested to do so by the Purchaser or any such other third party purchaser.

     3. Representations and Warranties of the Company. represents and warrants to the Purchaser as follows:

The Company hereby

     3.1. Organization and Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of Canada and has all requisite power and authority, and all necessary licenses and permits, to own and lease its properties and assets and to conduct its business as now conducted. Each subsidiary as set forth on Schedule 3.1 is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite power and authority, and all necessary licenses and permits, to own and lease its properties and assets and to conduct its business as now conducted. The Company and its subsidiaries are in good standing in all jurisdictions where the conduct of their respective businesses or their ownership or leasing of property requires such qualification, except where the failure to so qualify would not have a Material Adverse Effect. Except as set forth on Schedule 3.1, the Company does not own or control, directly or indirectly, any interest in any other corporation, partnership, limited liability company, unincorporated business organization, association, trust or other business entity.

3.2. Capitalization.

     (a) The authorized capital stock of the Company consists of: (i) 50,000,000 preferred shares of the Company, of which 10,000,000 have been designated Series A Convertible Preferred Shares (“Series A Preferred”) and 6,000 have been designated Series B Preferred; and (ii) 200,000,000 Common Shares. Immediately prior to the consummation of the transactions contemplated hereby, (A) no shares of Series A Preferred are issued and outstanding, (B) no shares of Series B Preferred are issued and outstanding, (C) 34,122,595 Common Shares are issued and outstanding and all such outstanding shares are validly issued, fully paid and non-assessable; (D) 5,634,300 Common Shares are reserved for issuance pursuant to the Company’s 2000 Stock Option Plan; (E) no Common Shares are reserved for issuance under the Company’s Amended and Restated Shareholder Rights Plan, dated as of April 28, 2003; (F) 2,326,208 Common Shares are reserved for issuance upon exercise of outstanding warrants; and (G) 25,000 Common Shares are subject to issuance to the University of British Columbia, all of which are more particularly set forth on Schedule 3.2. With respect to the Stock

Option Plan, stock options representing the right to purchase up to an aggregate of 4,074,958 Common Shares have been granted or issued and are outstanding as of the Closing Date.

     (b) Except pursuant to the Shareholder Rights Plan, there are no preemptive or similar rights to purchase or otherwise acquire shares of capital stock of the Company pursuant to any provision of law, the Articles of Continuance, the By-Laws of the Company or by agreement or otherwise. Except for the Warrants, warrants issued in connection with the Contemporaneous Offering (as defined herein), as set forth in this Section 3.2 and except as set forth in on Schedule 3.2, there are no outstanding subscriptions, warrants, options or other rights or commitments of any character to subscribe for or purchase from the Company, or obligating the Company to issue, any shares of capital stock of the Company or any securities convertible into or exchangeable for such shares.

     (c) There are no stockholder agreements, voting agreements, or similar agreements with respect to the Common Shares to which the Company is a party, or to the knowledge of the Company, by or between any stockholders of the Company or any of its Affiliates.

     3.3. Authorization. The Company has all requisite corporate power (i) to enter into this Agreement and the other Transaction Documents, (ii) to issue the Shares and the Warrants, (iii) to reserve for issuance, and to issue upon conversion or exercise of the Shares or Warrants (as applicable), the Conversion Shares and the Warrant Shares and (iv) to carry out and perform its obligations under the terms of this Agreement and the other Transaction Documents (including, without limitation, the issuance of the Shares, the Warrants, the Conversion Shares and the Warrant Shares). All corporate action on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated herein and therein has been taken or will be taken prior to the Closing Date. When executed and delivered by the Company, each of this Agreement and the other Transaction Documents shall constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their respective terms, except as such may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally, characterized by a court as a penalty and by general equitable principles.

     3.4. Valid Issuance of the Shares and the Warrant Shares. The Shares and the Warrant Shares will, upon issuance pursuant to the terms hereof, be validly issued, fully paid and non-assessable, free from all taxes, liens, claims and encumbrances with respect to the issuance of such Shares or Warrant Shares and will not be subject to any preemptive or similar rights. As of the Closing, a number of Common Shares shall have been duly authorized and reserved for issuance which equals 100% of the maximum number of Common Shares issuable upon conversion or exercise of the Shares and Warrants to be issued at the Closing. Upon conversion or exercise in accordance with the Shares or Warrants, as the case may be, the Conversion Shares and the Warrant Shares, respectively, will be validly issued, fully paid and nonassessable and free from all taxes, liens, claims and encumbrances with respect thereto, with the holders being entitled to all rights accorded to a holder of Common Shares. Except for blue sky and Canadian securities filing fees (which in each case will be paid by the Company), if any, there are no federal, state or city taxes, fees or other charges payable in connection with the execution or delivery of this Agreement and the other Transaction Documents, the Shares, the Conversion Shares, the Warrants and the Warrant Shares.

     3.5. Financial Statements. The Company has made available to the Purchaser its audited Consolidated Statements of Operations, Stockholders’ Equity and Cash Flows for the year ended December 31, 2004 and its audited Consolidated Balance Sheet as of December 31, 2004. All such financial statements are hereinafter referred to collectively as the “Financial Statements.” The Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis during the periods involved, and fairly present, in all material respects, the financial position of the Company and the results of its operations as of the date and for the periods indicated thereon. Since December 31, 2004, to the Company’s knowledge, (i) there has been no development or change (actual or threatened), individually or in the aggregate, having a Material Adverse Effect, (ii) except as set forth on Schedule 3.5, there does not exist any condition reasonably likely to result in a Material Adverse Effect and (iii) the Company has conducted its business only in the ordinary course consistent with past practice. The Company has no indebtedness, obligations or liabilities of any kind (whether accrued, absolute, contingent or otherwise, and whether due or to become due) which were not fully reflected in, reserved against or otherwise described in the Financial Statements or the notes thereto, or incurred in the ordinary course of business consistent with the Company’s past practices, all of which individually and in the aggregate do not or would not have a Material Adverse Effect.

     3.6. SEC Documents. The Company has made available to the Purchaser, a true and complete copy of the Company’s Annual Report on Form 40-F for the year ended December 31, 2004, and any other statement, report, registration statement or definitive proxy statement filed by the Company with the SEC during the period commencing on December 31, 2004 and ending on the date hereof. The Company will, promptly upon the filing thereof, also deliver to the Purchaser, all statements, reports (including, without limitation, Current Reports on Form 6-K, Annual Information Forms and Material Change Reports), registration statements and definitive proxy statements filed by the Company with the SEC and/or applicable Canadian securities regulatory authorities during the period commencing on the date hereof and ending on the Closing Date (all such materials required to be furnished to the Purchaser pursuant to this sentence or pursuant to the next preceding sentence of this Section 3.6 being called, collectively, including any amendments thereto, the “SEC Documents”). Since January 1, 2005, the Company has timely made all filings required to be made by it under the Exchange Act, the applicable Canadian securities laws and the securities laws of any state or province, and any rules and regulations promulgated thereunder. The SEC Documents comply in all material respects with the requirements of the Exchange Act or the Securities Act, as applicable, and applicable Canadian securities laws.

     3.7. Consents. Except for filings under foreign, federal and applicable state securities laws and except for Permits (as defined below), the absence of which either individually or in the aggregate would not have a Material Adverse Effect, all permits, consents, approvals, orders, authorizations of, or declarations to (collectively, “Permits”) or filings with any federal, state, local or foreign court, governmental or regulatory authority, or other person (including third party consents) required on the part of the Company in connection with the execution, delivery or performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated herein and therein have been obtained or will be obtained prior to the Closing Date, and will be effective as of the Closing Date.

     3.8. No Conflict. The execution and delivery of this Agreement and the other Transaction Documents by the Company and the consummation of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Shares, the Warrants, the Conversion Shares and the Warrant Shares) will not conflict with or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of a material benefit under (i) any provision of the Articles of Continuance or By-Laws of the Company or (ii) any agreement or instrument, Permit, franchise, license, judgment, order, statute, law, ordinance, rule or regulations, applicable to the creation of any lien, security interest, charge or encumbrance upon the Company’s or any of its subsidiaries’ assets, properties or outstanding capital stock.

     3.9. No Undisclosed Events, Liabilities, Developments or Circumstances. To the best of the Company’s knowledge, no event, liability, development or circumstance has occurred or exists with respect to the Company or its subsidiaries or their respective business, properties, prospects, operations or financial condition that would be required to be disclosed by the Company under applicable securities laws on a registration statement on Form F-1 (or F-3) filed with the SEC relating to an issuance and sale by the Company of its Common Shares and which has not been publicly announced.

     3.10. Brokers or Finders. Except for the Placement Agent, the Company has not dealt with any broker or finder in connection with the transactions contemplated by this Agreement, and, except for certain fees and expenses payable by the Company to the Placement Agent, the Company has not incurred, and shall not incur, directly or indirectly, any liability for any brokerage or finders’ fees or agents commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

     3.11. NASDAQ National Market; Toronto Stock Exchange. The Common Shares are listed on the NASDAQ National Market and the Toronto Stock Exchange and there are no proceedings to revoke or suspend such listings. The outstanding Common Shares are not subject to any halt or suspension of any kind and the Company has not received any notice from the NASDAQ National Market or the Toronto Stock Exchange that any action or proceeding has been initiated that would result in the delisting of such shares or such shares becoming subject to any trading halt or suspension of any kind. The Common Shares are registered pursuant to Section 12(b) of the Exchange Act. The Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Common Shares under the Exchange Act or delisting the Common Shares from the NASDAQ National Market or the Toronto Stock Exchange. The Company has not received any notification that, and has no knowledge that, the SEC is contemplating terminating such listing or registration. The issuance of the Shares, the Warrants, the Conversion Shares and the Warrant Shares does not require stockholder approval. The maximum number of Common Shares which the Company may issue upon conversion of the Preferred Shares without breaching the Company’s obligations under the rules or regulations of the NASDAQ National Market, the Toronto Stock Exchange or any successor market or exchange where the Common Shares are then traded (the “Exchange Cap”) is 6,824,518, as such number may adjusted for any stock dividend, stock split or other similar transaction. The Company is not currently subject to any Exchange Cap other than the amount described in the preceding sentence and no other Exchange Cap shall hereafter be applicable to the Company.

     3.12. Absence of Litigation. Except as set forth on Schedule 3.12, there is no action, suit or proceeding or, to the Company’s knowledge, any investigation, pending, or to the Company’s knowledge, threatened by or before any governmental body against the Company, its subsidiaries, its activities, properties or assets or any officer, director, or employee of the Company in connection with such officer’s, director’s or employee’s relationship with, or actions taken on behalf of the Company and in which an unfavorable outcome, ruling or finding in any said matter, or for all matters taken as a whole, might have a Material Adverse Effect. The foregoing includes, without limitation, any such action, suit, proceeding or investigation that questions this Agreement or the other Transaction Documents or the right of the Company to execute, deliver and perform under same. The Company is not a party to or subject to the provisions of any order, writ, injunction or decree of any court or government agency.

     3.13. Fiduciary Duties. The Company represents and warrants that, to the best of its knowledge, none of its directors or officers is or has been the subject of, or a defendant in: (i) an enforcement action or prosecution (or settlement in lieu thereof) brought by a governmental authority relating to a violation of securities, fiduciary or criminal laws, or (ii) a civil action (or settlement in lieu thereof) brought by stockholders or investors for violation of duties owed to the stockholders or investors.

     3.14. Title to Property and Assets. Except as set forth on Schedule 3.14, each of the Company and its subsidiaries owns its property and assets free and clear of all mortgages, liens, loans, claims, charges and encumbrances, and except such encumbrances and liens that arise in the ordinary course of business and do not materially impair their respective ownership or use of such property or assets. With respect to property and assets it leases, the Company is in material compliance with such leases and, to the best of its knowledge, holds a valid leasehold interest free of any liens, charges, claims or encumbrances, except to the extent any such lien, charge, claim or encumbrance would not have a Material Adverse Effect.

3.15.	Patents, Trademarks, Proprietary Rights.

(a) To the Company’s knowledge, each of the Company and its

subsidiaries owns or has the right to use all of the Intellectual Property Rights (as defined below), except where such failure would not have a Material Adverse Effect on the business, properties or assets of the Company and its subsidiaries, taken as a whole. For purposes of this Agreement, “Intellectual Property Rights” means all patents, copyrights, trademarks, service marks, trade names, permits, trade secrets, computer programs, software designs and related materials and other intellectual property that are used by the Company or a subsidiary and are material to the conduct of the Company’s or a subsidiary’s business.

     (b) To the Company’s knowledge, the Company’s and each subsidiary’s use and enjoyment of the Intellectual Property Rights do not violate any license or conflict with or infringe the intellectual property rights of others in a manner which would materially and adversely affect the business, assets, properties, operations or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole.

     3.16. Environmental Matters. Except as set forth on Schedule 3.16, neither the Company nor any of its subsidiaries is in violation of any applicable statute, law or regulation relating to the environment or occupational health and safety, which violation could reasonably be expected to result in a Material Adverse Effect, and no expenditures are required in order to comply with any such existing statute, law or regulation, which expenditures could reasonably be expected to result in a Material Adverse Effect.

     3.17. Permits. Each of the Company and its subsidiaries possesses all Permits or similar authority necessary to conduct its business as described in the SEC Documents, except where the failure to possess such Permits would not, individually or in the aggregate, have a Material Adverse Effect on the Company or its subsidiaries (“Material Permits”), and neither the Company nor any such subsidiary has received any notice of proceedings relating to the revocation or modification of any Material Permit.

     3.18. Employees. To the Company’s knowledge, no strike, labor dispute or union organizing activities are pending or threatened against the Company or any of its subsidiaries by its employees. No employees belong to a union or collective bargaining unit. To the Company’s knowledge, neither the Company nor any of its subsidiaries has any workers’ compensation liabilities.

     3.19. Tax Matters. The Company has filed all tax returns and reports as required by federal, state, local, and foreign law and has paid all taxes shown thereon that have become due and payable. Such returns and reports were materially accurate and complete when filed and reflect all taxes and other assessments due thereunder to be paid by the Company, except those contested by it in good faith. The provision for taxes of the Company included in the provision for accrued liabilities in the Company’s Financial Statements is adequate for taxes due or accrued as of the dates thereof. The Company has never had any material tax deficiency proposed or assessed against it.

     3.20. Compliance with Articles of Continuance and By-Laws; Compliance with Laws. The Company is not in violation or default of any provisions of its Articles of Continuance or By-Laws. The business and operations of the Company and each of its subsidiaries have been conducted in accordance with all applicable laws, rules and regulations of all governmental agencies, authorities and instrumentalities (including, without limitation, under the Employee Retirement Income Security Act of 1974, as amended, laws and regulations administered by the Food and Drug Administration, all laws relating to the employment of labor and all foreign laws of similar substance to which the Company is subject), except for such violations which would not, individually or in the aggregate, have a Material Adverse Effect.

     3.21. Insurance. The Company and each of its subsidiaries maintains insurance of the type and in the amount reasonably adequate for its business, including, but not limited to, insurance covering all real and personal property owned or leased by the Company against theft, damage, destruction, acts of vandalism, and all other risks customarily insured against by similarly situated companies, all of which insurance is in full force and effect.

     3.22. Investment Company Act. The Company is not an “Investment Company” within the meaning of the Investment Company Act of 1940, as amended (the “Investment Company Act”), and the Company is not directly or indirectly controlled by or acting on behalf of any person that is an “Investment Company” within the meaning of the Investment Company Act.

     3.23. Compliance with Securities Laws. Assuming the accuracy of the representations and warranties of the Purchaser set forth in Section 4 hereof, the offer and sale by the Company of the Shares and the Warrants are exempt from the registration and prospectus delivery requirements of the Securities Act and applicable securities laws of the provinces of Canada. The Company has not issued, offered or sold any Common Shares (including for this purpose any securities of the same or a similar class as the Common Shares) or preferred shares within the six (6) month period preceding the date hereof or taken any other action, or failed to take any action, that, in any such case, would (i) eliminate the availability of the exemption from registration under Regulation D under the Securities Act in connection with the offer and sale of the Shares and the Warrants as contemplated hereby, or the availability of an exemption from registration for the issuance of the Conversion Shares and/or the Warrant Shares pursuant to the terms of the Shares and/or the Warrants, respectively or (ii) cause the offering of the Shares or the Warrants pursuant to this Agreement to be integrated with prior offerings by the Company for purposes of the Securities Act or any applicable stockholder approval provisions. The Company shall not directly or indirectly take, and shall not permit any of its directors, officers or Affiliates directly or indirectly to take, any action (including, without limitation, any offering or sale to any Person of the Shares, the Warrants or any Common Shares) that will make unavailable the exemption from registration under the Securities Act being relied upon by the Company (i) for the offer and sale to the Purchaser of the Shares and the Warrants as contemplated by this Agreement or (ii) the issuance of the Conversion Shares or the Warrant Shares pursuant to the terms of the Shares or the Warrants, respectively, including, without limitation, the filing of a registration statement under the Securities Act. No form of general solicitation or advertising within the meaning of Rule 502(c) under the Securities Act has been used or authorized by the Company or any of its officers, directors or Affiliates in connection with the offer or sale of the Shares and the Warrants as contemplated by this Agreement or any other agreement to which the Company is a party.

     3.24. Registration Rights. Except in connection with the Contemporaneous Offering or as set forth on Schedule 3.24, there are no Persons (except the Purchaser and their permitted transferors hereunder) with registration or other similar rights to have any securities registered pursuant to the Registration Statement or otherwise registered by the Company under the Securities Act which have not been satisfied.

     3.25. Related Party Transactions. Except as set forth on Schedule 3.25, neither the Company nor any of its officers, directors or Affiliates nor any family member of any officer, director or Affiliate of the Company has borrowed any moneys from or has outstanding any indebtedness or other similar obligations to the Company. Except as set forth on Schedule 3.25, no director or Affiliate nor any family member of any officer, director or Affiliate of the Company (i) owns any direct or indirect interest constituting more than a 1% equity (or similar profit participation) interest in, or controls or is a director, officer, partner, member or employee of, or consultant or lender to or borrower from, or has the right to participate in the profits of, any person or entity which is a participant in any transaction to which the Company or any subsidiary is a party or (ii) is a party to any contract, agreement, commitment or other arrangement with the Company or any subsidiary or (iii) has entered into any transaction with the Company or any subsidiary that would be required to be disclosed under Item 404 of Regulation S-K.

     3.26. Contracts. All contracts and agreements filed or required to be filed as exhibits to the SEC Documents filed prior to the date hereof, except such contracts and agreements that have expired by their own terms (collectively, “Contracts”) are in full force and effect and constitute legal, valid and binding obligations of the Company and, to the best knowledge of the Company, the other parties thereto; the Company and, to the best knowledge of the Company, each other party thereto, have performed in all material respects all obligations required to be performed by them under the Contracts, and no material violation or default exists in respect thereof, nor any event that with notice or lapse of time, or both, would constitute a default thereof, on the part of the Company or, to the best knowledge of the Company, any other party thereto; none of the Contracts is currently being renegotiated; and the validity, effectiveness and continuation of all Contracts will not be materially adversely affected by the transactions contemplated by this Agreement.

     3.27. Disclosure. Neither this Agreement, the other Transaction Documents, nor the SEC Documents taken together contain any untrue statement of a material fact nor omit to state a material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading. To the Company’s knowledge, neither it nor, any Person on its behalf, has provided the Purchaser or its agents or counsel with any information that constitutes, or might reasonably be expected to constitute, material, non-public information. The Company understands and confirms that the Purchaser will rely on the foregoing representations in effecting transactions in securities of the Company.

     3.28. Sarbanes-Oxley Act. The Chief Executive Officer and the Chief Financial Officer of the Company have signed, and the Company has furnished to the SEC, all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. Such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and neither the Company nor any of its officers has received notice from any governmental entity questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certifications.

     3.29. Disclosure Controls and Procedures. The Company and its subsidiaries maintain a system of disclosure controls and procedures (as defined in Rules 13a-15 and 15d-15 of the Exchange Act), to the extent applicable to a “small business issuer,” as defined in Item 10 of Regulation S-B, which is not an “accelerated filer,” as defined in Exchange Act Rule 12b-2. To the Company’s knowledge, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms.

     3.30. General Solicitation. Neither the Company nor any other person or entity authorized by the Company to act on its behalf has engaged in a general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) of investors with respect to offers or sales of the Shares or the Warrants.

     3.31. No Integrated Offering. Neither the Company, nor any Affiliate of the Company, nor any person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Shares and the Warrants to be integrated with prior offerings by the Company for purposes of the Securities Act which would cause the exemptions from SEC registration upon which the Company is relying for the sale of the Shares and the Warrants to be unavailable, any applicable foreign or state securities laws or any applicable stockholder approval provisions, nor will the Company take any action or steps that would cause the offering of the Shares and the Warrants to be integrated with other offerings.

     3.32. Solvency. Based on the financial condition of the Company as of the Closing Date after giving effect to the receipt by the Company of the proceeds from the sale of the Shares and Warrants hereunder, (i) the Company’s assets do not constitute unreasonably small capital to carry on its business for 180 days following the Closing Date as now conducted and as currently proposed to be conducted, taking into account the particular capital requirements of the business conducted by the Company and (ii) the current cash flow of the Company, together with the proceeds the Company would receive, were it to liquidate all of its assets, would be sufficient to pay all amounts on or in respect of its debt when such amounts are required to be paid. The Company does not intend to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its debt).

     3.33. Foreign Corrupt Practices. Neither the Company, nor to the knowledge of the Company, any agent or other person acting on behalf of the Company, has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company (or made by any person acting on its behalf of which the Company is aware) which is in violation of law, or (iv) violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended.

     3.34. Compliance with Patriot Act. Neither the Company nor any of it Subsidiaries (i) is or will become a Person whose property or interests in property are blocked pursuant to Section 1 of Executive Order 13224 of September 23, 2001 Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (66 Fed. Reg. 49079 (2001)) or (ii) knowingly engages or will knowingly engage in any dealings or transactions, or be otherwise knowingly associated, with any such person. Neither the Company nor any of its Subsidiaries is or will be in violation of the Uniting and Strengthening America By Providing Appropriate Tools Required To Intercept And Obstruct Terrorism (USA Patriot Act of 2001).

     3.35. Internal Accounting Controls. The Company and each of its subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurance that

(i)	transactions are executed in accordance with management’s general or specific authorizations,

(ii)	transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has established disclosure controls and procedures for the Company and designed such disclosure controls and procedures to ensure that material information relating to the Company, including its subsidiaries, is made known to the certifying officers by others within those entities. The Company’s certifying officers have evaluated the effectiveness of the Company’s controls and procedures as of the end of the period covered for such report.

     3.36. No Disagreements with Accountants and Lawyers. There are no disagreements of any kind presently existing, or reasonably anticipated by the Company to arise, between the accountants and lawyers formerly or presently employed by the Company and the Company is current with respect to any fees owed to its accountants and lawyers.

     3.37. Reporting Issuer. The Company is a reporting issuer in the provinces of British Columbia and Ontario and is not included in a list of defaulting reporting issuers maintained by the Ontario Securities Commission under the Securities Act (Ontario) or the British Columbia Securities Commission under the Securities Act (British Columbia).

     3.38. Shareholder Rights Plan. No claim will be made or enforced by the Company or any other Person that any Purchaser is an “Acquiring Person” under any shareholder rights plan or similar plan or arrangement in effect or hereafter adopted by the Company, or that any Purchaser could be deemed to trigger the provisions of any such plan or arrangement, by virtue of receiving Securities under the Transaction Documents or under any other agreement between the Company and the Purchaser.

     3.39. Application of Anti-Takeover Provisions. Assuming the accuracy of the Purchaser’s representations in Section 4 as at the Closing Date and as at the date of conversion or exercise of the Shares and Warrants, neither the consummation of the transactions contemplated by the Transaction Documents, nor the subsequent conversion of the Shares or exercise of the Warrants, will trigger the exercise of any Rights under the Company’s Amended and Restated Shareholder Rights Plan Agreement, dated as of April 28, 2003, and there are no anti-takeover provisions under the Company’s Articles of Continuance, as amended, or By-Laws.

     4. Representations, Warranties and Agreements of the Purchaser. The Purchaser represents and warrants to, and agrees with, the Company as follows:

     4.1. Authorization. Such Purchaser has all requisite power under its constituent documents to enter into each of this Agreement and the other Transaction Documents and to carry out and perform its obligations under the terms of this Agreement and the other Transaction Documents. All action on the part of such Purchaser and, if applicable, its officers, directors, stockholders, managers, members, investment managers and equity holders necessary for the authorization, execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated herein and therein has been taken. When executed and delivered, each of this Agreement and the other Transaction Documents will constitute the legal, valid, binding and irrevocable obligation of such Purchaser, enforceable against such Purchaser in accordance with its terms, except as such may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and by general equitable principles.

     4.2. Purchase Entirely for Own Account. Such Purchaser is acquiring the Shares and the Warrants being purchased by it hereunder for investment, for its own account, and not for resale or with a view toward distribution thereof in violation of the Securities Act.

     4.3. Investor Status; Etc. Such Purchaser certifies and represents to the Company that at the time such Purchaser acquires any of the Shares or Warrants, such Purchaser satisfies one or more of the categories of “Accredited Investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act, and was not organized for the purpose of acquiring the Shares or the Warrants. Such Purchaser’s financial condition is such that it is able to bear the risk of holding the Shares, the Warrants, the Conversion Shares or the Warrant Shares for an indefinite period of time and the risk of loss of its entire investment. Such Purchaser has sufficient knowledge and experience in investing in companies similar to the Company in terms of the Company’s stage of development so as to be able to evaluate the risks and merits of its investment in the Company. Such Purchaser has received and carefully reviewed this Agreement, the SEC Documents and other materials relating thereto that such Purchaser has requested. Such Purchaser has had an opportunity to ask questions of and receive answers from the authorized representatives of the Company, and to review any relevant documents and records concerning the business of the Company and the terms and conditions of this investment, and that any such questions have been answered to such Purchaser’s full satisfaction. No Person other than the Company or its authorized representatives, has offered the securities to the Purchaser. Such Purchaser is acquiring the Shares and the Warrants in the ordinary course of business for such Purchaser’s own account as principal (and not as a nominee or agent), for investment purposes only, and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, in any manner in violation of applicable United States federal or state securities laws or the rules or regulations promulgated thereunder. Such Purchaser understands that no federal or state agency has passed upon or made any recommendation or endorsement of an investment in the Shares, the Warrant Shares or the Warrants. The foregoing shall in no way limit or modify the representations of the Company set forth in Section 3 hereof.

     4.4. Shares and Warrants Not Registered. Such Purchaser understands that the Shares and the Warrants have not been registered under the Securities Act, by reason of their issuance by the Company in a transaction exempt from the registration requirements of the Securities Act, and that the Shares and the Warrants must continue to be held by such Purchaser unless a subsequent disposition thereof is registered under the Securities Act or is exempt from such registration. The Purchaser understands that the exemptions from registration afforded by Rule 144 (the provisions of which are known to it) promulgated under the Securities Act depend on the satisfaction of various conditions, and that, if applicable, Rule 144 may afford the basis for sales only in limited amounts.

     4.5. No Conflict. The execution and delivery of this Agreement and the other Transaction Documents by such Purchaser and the consummation by it of the transactions contemplated hereby and thereby will not conflict with or result in any violation of or default by such Purchaser (with or without notice or lapse of time, or both) under (i) any provision of the organizational documents of such Purchaser (ii) any judgment, order, statute, law, ordinance, rule or regulations, applicable to such Purchaser or its respective properties or assets or (iii) any agreement, written or oral, to which such Purchaser may be a party or by which such Purchaser is or may be bound.

     4.6. Brokers. Such Purchaser has not retained, utilized or been represented by any broker or finder in connection with the transactions contemplated by this Agreement.

     4.7. Consents. All consents, approvals, orders and authorizations required on the part of such Purchaser in connection with the execution, delivery or performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated herein and therein have been obtained and are effective as of the Closing Date.

     4.8. Additional Representations, Warranties, and Agreements of the Purchaser. The Purchaser additionally represents, warrants and covenants to and with the Company that:

(a)	the Purchaser is resident in the jurisdiction shown on the signature page hereto and is not resident in British Columbia;

(b)	no representations or warranties, written or oral, concerning the Company or the Securities have been provided to such Purchaser by the Company or by any other person on behalf of the Company, other than those contained in this Agreement or in the other Transaction Documents; without limiting the generality of the foregoing, no person has made to such Purchaser any written or oral representations:

	(i)	that any person will resell or repurchase the Securities;

	(ii)	that any person will refund the purchase price of the Securities;

	(iii)	as to the future price or value of any of the Securities; or

	(iv)	except as otherwise contemplated in this Agreement or in the other Transaction Documents, that the Securities will be listed and posted for trading on a stock exchange or that application has been made to list and post the Securities for trading on a stock exchange, other than the Toronto Stock Exchange and NASDAQ National Market;

(c)	neither the Purchaser, nor any of its affiliates or associates, nor any insider of any of them, is an insider of the Company or an Acquiring Person (as hereinafter defined), and neither the purchase, exercise nor conversion by the Purchaser of the Shares or Warrants will result in the Purchaser or any such affiliates, associates, or insiders, becoming an Acquiring Person or an insider of the Company, or will constitute a take-over bid in respect of the Company’s common shares or will result in the Purchaser being required to file any acquisition reports under the take-over bid provisions of the Securities Act (British Columbia) (the terms “affiliates”, “associates”, “insider”, and “take-over bid”, having the respective meanings set forth in the Securities Act (British Columbia), and the term “Acquiring Person” having the meaning set forth in the Company’s Amended and Restated Shareholder Rights Plan Agreement, dated as of April 28, 2003 );

(d)	no voting trust or similar agreement has been entered into by such Purchaser that has the effect of directing the manner in which the votes attaching to any of the Securities may be voted, and there exists no agreement, arrangement, commitment or understanding, whether formal or informal, pursuant to which any such trust or similar agreement will be entered into at or following Closing; and

(e)	If the Purchaser is a resident of a country other than Canada or the United States (an “International Jurisdiction”) then in addition to the other representations and warranties contained herein, the Purchaser represents and warrants that:

	(i)	the Purchaser is knowledgeable of, or has been independently advised as to, the applicable securities laws of the International Jurisdiction which would apply to this Purchase Agreement, if any;

	(ii)	the Purchaser is purchasing the Securities pursuant to exemptions from the prospectus and registration requirements under the applicable securities laws of that International Jurisdiction or, if such is not applicable, the Purchaser is permitted to purchase the Securities under the applicable securities laws of the International Jurisdiction without the need to rely on an exemption;

	(iii)	the applicable securities laws do not require the Company to file a prospectus or similar document or to register the Common Shares or to make any filings or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the International Jurisdiction; and

	(iv)	the delivery of this Purchase Agreement, the acceptance of it by the Company and the issuance of the Common Shares to the Purchaser complies with all applicable laws of the Purchaser’s jurisdiction of residence or domicile and all other applicable laws and will not cause the Company to become subject to or comply with any disclosure, prospectus or reporting requirements under any such applicable laws.

Such Purchaser also acknowledges that:
(f)	no securities commission or similar regulatory authority has reviewed or passed on the merits of any of the Securities;

(g)	there is no government or other insurance covering the Securities;

(h)	the Company has a limited operating history and that such Purchaser is familiar with the business and financial condition, properties and operations of the Company, to the extent generally described in the Company’s publicly available documents, including its filings on SEDAR available at www.sedar.com;

(i)	the financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles, which differ in some respects from United States generally accepted accounting principles, and thus may not be comparable to financial statements of United States companies;

(j)	no information furnished by the Company constitutes investment, accounting, legal or tax advice and such Purchaser is relying solely upon such Purchaser’s own professional advisors, if any, for such advice;

(k)	without limiting the generality of the foregoing clause (i), such Purchaser understands and agrees that there may be material tax consequences to such Purchaser of buying, holding or disposing of the Securities under the tax laws of Canada and the United States and that the Company gives no opinion and makes no representation with respect to any such tax consequences to such Purchaser;

(l)	there are risks associated with the purchase of the Securities;

(m)	there are restrictions on such Purchaser’s ability to resell the Securities and it is the responsibility of such Purchaser to find out what those restrictions are and to comply with them before selling the Securities;

(n)	the Company has advised such Purchaser that in connection with this subscription and the sale to such Purchaser of the Securities, the Company is relying on a valid exemption from the requirements of the Securities Act (British Columbia) to provide such Purchaser with a prospectus and to sell securities through a person registered to sell securities under the Securities Act (British Columbia) and, as a consequence of acquiring the Securities pursuant to this exemption, certain protections, rights and remedies provided by the Securities Act (British Columbia), including statutory rights of rescission or damages, will not be available to such Purchaser;

(o)	the Company may make a notation on its records or give instruction to the registrar and transfer agent of the Company in order to implement the restrictions on transfer set forth and described herein;

(p)	the Company may pay finder’s fees to third parties in cash and/or common share purchase warrants (“Broker’s Warrants”) representing the right to purchase not more than 7% of the number of Common Shares into which the Shares and all other Series B Preferred Shares issued in the Contemporaneous Offering are exercisable on the Closing Date, subject to adjustment on the same terms and conditions as the Warrants.

5.	Conditions Precedent.

5.1. Conditions to the Obligation of the Purchaser to Consummate the Closing.

The obligation of the Purchaser to consummate the Closing and to purchase and pay for the Shares and the Warrants being purchased by it pursuant to this Agreement is subject to the satisfaction of the following conditions precedent (or waiver by such Purchaser):

     (a) The representations and warranties contained herein shall be true and correct as of the date of this Agreement and as of the Closing Date (except for such representations and warranties which are made expressly as of a specified date or period, which shall be true and correct or true and correct in all material respects, as herein above required, as of such specified date or period).

     (b) The Company shall have performed all covenants, agreements, obligations and conditions herein required to be performed or observed by the Company pursuant to this Agreement on or prior to the Closing Date.

     (c) Prior to the Closing Date, no event shall have occurred which has had a Material Adverse Effect shall have occurred.

     (d) No suit, action, or other proceeding challenging this Agreement or the transactions contemplated hereby, or seeking to prohibit, alter, prevent or materially delay the Closing, shall have been instituted before any court, arbitrator or governmental body, agency or official and shall be pending.

     (e) The purchase of and payment for the Shares and the Warrants by the Purchaser shall not be prohibited by any law or governmental order or regulation. All necessary consents, approvals, licenses, permits, orders and authorizations of, or registrations, declarations and filings with, any governmental or administrative agency or of any other person with respect to any of the transactions contemplated hereby (including, without limitation, the issuance of the Shares, the Warrants, the Conversion Shares and the Warrant Shares) shall have been duly obtained or made and shall be in full force and effect.

     (f) The Company shall have complied with all applicable requirements of foreign, federal and state securities or “blue sky” laws with respect to the issuance of the Shares and the Warrants, and the Purchaser, at such Purchaser’s request, shall have been provided reasonable evidence thereof.

     (g) The Conversion Shares and Warrant Shares of the Company (i) shall be designated for quotation or conditionally listed (subject to the filing of usual documentation) on the Toronto Stock Exchange, (ii) shall be listed on the NASDAQ National Market, and (iii) shall not have been suspended from trading on the NASDAQ National Market or the Toronto Stock Exchange.

     (h) This Agreement and the other Transaction Documents shall have been executed by the Company and delivered to the Placement Agent on behalf of the Purchaser.

     (i) A certificate shall have been delivered to the Placement Agent by the Company, signed by its Chief Executive Officer or Chief Financial Officer, dated as of the Closing Date, certifying as to the fulfillment of the conditions specified in Sections 5.1(a) and (b).

     (j) A stock certificate shall have been delivered by the Company to the Placement Agent representing the number of shares of Series B Preferred purchased by such Purchaser and (ii) one or more warrants to purchase the number of Common Shares set forth opposite the Purchaser’s name on Exhibit A shall have been delivered by the Company to the Placement Agent, and in each case shall be, registered in the name of such Purchaser or nominee as designated by such Purchaser in writing, free of all restrictive and other legends (except as provided in Section 6.2 hereof) and against payment of the purchase price therefor by wire transfer of immediately available funds to such account or accounts as the Company shall designate in writing.

     (k) All instruments and corporate proceedings in connection with the transactions contemplated by this Agreement to be consummated at the Closing shall be satisfactory in form and substance to the Placement Agent, and such Placement Agent shall have received copies (executed or certified, as may be appropriate) of all documents which such Purchaser may have reasonably requested in connection with such transactions.

     (l) No proceeding challenging this Agreement or the transactions contemplated hereby, or seeking to prohibit, alter, prevent or materially delay the Closing, shall have been instituted before any court, arbitrator or governmental body, agency or official and shall be pending.

     (m) The Company shall have delivered to the Placement Agent a certificate of the Company executed by the Company’s Secretary attaching and certifying to the truth and correctness of (i) the Company’s Articles of Continuance and By-Laws and (ii) the resolutions adopted by the Company’s board of directors in connection with the transactions contemplated by this Agreement and the other Transaction Documents.

     (n) The Company shall have delivered to the Placement Agent a certificate from Industry Canada, Corporations Directorate, dated as of a date within five days of the date of the Closing, with respect to the good standing of the Company.

     (o) The Placement Agent will have received an opinion on behalf of the Company, dated as of the date of the Closing, from Cawkell Brodie Glaister, LLP, counsel to the Company, and from Dorsey & Whitney LLP, special counsel to the Company, substantially in the forms attached as Exhibit D and Exhibit E and, if the Purchaser is resident in the United States, Exhibit F, respectively, or in such other forms as Merriman Curhan Ford & Company, agent to the Company, may approve.

     (p) Simultaneously with or prior to the Closing, the Company shall have sold securities to third party purchasers, who are not acting in concert with the Purchaser, for an aggregate minimum of not less than one million five hundred thousand United States dollars ($1,500,000 USD). The securities sold to any such third party purchasers shall be on, and have, such terms and conditions as the Company shall determine in its sole discretion (the “Contemporaneous Offering”).

     5.2. Conditions to the Obligation of the Company to Consummate the Closing. The obligation of the Company to consummate the Closing and to issue and sell to the Purchaser the Shares and the Warrants to be purchased by it at the Closing is subject to the satisfaction of the following conditions precedent (or waiver by the Company):

     (a) The representations and warranties contained herein of such Purchaser shall be true and correct on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date.

     (b) The Registration Rights Agreement shall have been executed by the Purchaser and delivered to the Company.

     (c) Such Purchaser shall have performed all obligations and conditions herein required to be performed or observed by it on or prior to the Closing Date.

     (d) No proceeding challenging this Agreement or the transactions contemplated hereby, or seeking to prohibit, alter, prevent or materially delay the Closing, shall have been instituted before any court, arbitrator or governmental body, agency or official and shall be pending.

     (e) The sale of the Shares and the Warrants by the Company shall not be prohibited by any law or governmental order or regulation. All necessary consents, approvals, licenses, permits, orders and authorizations of, or registrations, declarations and filings with, any governmental or administrative agency or of any other person with respect to any of the transactions contemplated hereby shall have been duly obtained or made and shall be in full force and effect.

     (f) The Conversion Shares and Warrant Shares (i) shall be designated for quotation or conditionally listed (subject to the filing of usual documentation) on the Toronto Stock Exchange, (ii) shall be listed on the NASDAQ National Market, and (iii) shall not have been suspended from trading on the NASDAQ National Market or the Toronto Stock Exchange.

     (g) The Company shall have received an executed agreement (which may be a counterpart signature to this Agreement) from the Purchaser to purchase, in accordance with this Agreement, the number of Shares and Warrants set forth on Exhibit A opposite its name.

     (h) Simultaneously with or prior to the Closing, the Company shall have sold securities to third party purchasers, who are not acting in concert with the Purchaser, for an aggregate minimum of not less than one million five hundred thousand United States dollars ($1,500,000 USD). The securities sold to any such third party purchasers shall be on, and have, such terms and conditions as the Company shall determine in its sole discretion.

     6. Transfer; Legends; Anti-Dilution; Delivery of Share Certificates and Other Agreements.

     6.1. Securities Law Transfer Restrictions. The Securities may only be disposed of in compliance with state and U.S. federal securities laws. In connection with any transfer of Securities other than pursuant to an effective registration statement or Rule 144, to the Company or to an affiliate of a Purchaser or in connection with a pledge as contemplated in Section 6.2, the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Securities under the Securities Act. As a condition of transfer, any such transferee shall agree in writing to be bound by the terms of this Agreement and shall have the rights of a Purchaser under this Agreement and the Registration Rights Agreement.

     6.2. Legends. Each certificate representing any of the Securities shall be endorsed with a legend in substantially the form set forth below, and the Purchaser covenants that, except to the extent such restrictions are waived by the Company, it shall not transfer the securities represented by any such certificate without complying with the restrictions on transfer described in this Agreement and the legends endorsed on such certificate:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) NOR THE SECURITIES ACT OF ANY STATE OF THE UNITED STATES. THESE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, OR OTHERWISE TRANSFERRED OR ASSIGNED UNLESS THEY ARE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED OR ASSIGNED (a) PURSUANT TO A REGISTRATION STATEMENT UNDER THE SECURITIES ACT, (b) TO THE COMPANY, (c) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (d) PURSUANT TO THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (e) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, AND IN THE CASE OF SUBPARAGRAPHS (d) AND (e), AFTER PROVIDING A LEGAL OPINION OR OTHER EVIDENCE OF EXEMPTION REASONABLY SATISFACTORY TO THE COMPANY.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY SHALL NOT TRADE THE SECURITY BEFORE [DATE THAT IS FOUR MONTHS AND A DAY AFTER THE CLOSING DATE].

THE COMMON SHARES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE; HOWEVER, THE SAID

SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF SUCH EXCHANGE SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT ‘GOOD DELIVERY’ IN SETTLEMENT OF TRANSACTIONS ON THE TORONTO STOCK EXCHANGE.

However, (i) in the event a Registration Statement covering the Conversion Shares or Warrant Shares is effective and a Purchaser has (whether in a Conversion Notice, Exercise Notice or otherwise) confirmed to the Company that it has sold, or undertaken to the Company that within the next 20 Business Days it will sell, such Conversion Shares or Warrant Shares, as applicable, on the NASDAQ National Market in an open market transaction, not to a previously arranged buyer, and in compliance with the Registration Statement, the Company shall remove the first and second legend above from any such Common Shares so sold or being sold and (ii) the legend set forth immediately above will be removed from the face of the certificate when all other notations to the effect that the Securities are not freely transferable can be legally removed from the certificate.

The Company acknowledges and agrees that a Purchaser may from time to time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in compliance with applicable securities laws in some or all of the Securities to a financial institution that is an “accredited investor” as defined in Rule 501(a) under the Securities Act and, except for any pledgee pursuant to any such bona fide margin agreement, who agrees to be bound by the provisions of this Agreement and the Registration Rights Agreement and, if required under the terms of such arrangement, such Purchaser may transfer pledged or secured Securities to the pledgees or secured parties. Such a pledge or transfer would not be subject to approval of the Company and no legal opinion of legal counsel of the pledgee, secured party or pledgor shall be required in connection therewith. Further, no notice shall be required of such pledge. At the appropriate Purchaser’s expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Securities may reasonably request in connection with a pledge or transfer of the Securities, including, if the Securities are subject to registration pursuant to the Registration Rights Agreement, the preparation and filing of any required prospectus supplement under Rule 424(b)(3) under the Securities Act or other applicable provision of the Securities Act to appropriately amend the list of Selling Stockholders thereunder.

Notwithstanding anything to the contrary in this Agreement, the Company agrees to issue, or instruct its transfer agent to issue, certificates representing Conversion Shares following conversion of the Shares or Warrant Shares following exercise of the Warrants, as the case may be, without any restrictive legends, so long as the Registration Statement covering the Conversion Shares or Common Shares issuable upon exercise of the Warrants has been declared effective and the Purchaser has notified the Company and the Transfer Agent that it has sold or intends to sell the Common Shares issuable upon conversion of the Shares or exercise of a Warrant within twenty (20) Business Days of receipt of such Common Shares; provided that the foregoing declaration shall be deemed given if the appropriate box is check on the Conversion Notice or Exercise Notice, as applicable, deliverable upon conversion or exercise of the Shares or Warrants, respectively. The Company shall irrevocably instruct the Transfer Agent to issue such Common Shares without a legend upon effectiveness of the Registration Statement so long as prior to such issuance the Holder has given the notification in accordance with the preceding sentence. The Holder hereby covenants to sell the Common Shares issued pursuant to the first sentence of this paragraph in compliance with all prospectus delivery requirements of the Securities Act, as applicable to it, in connection with sale of Registrable Securities as defined in the Registration Rights Agreement. The Holder will notify the Company when it has sold all Common Shares issued upon conversion of the Shares and exercise of the Warrants.

6.3. Removal of Legends.

     (a) Certificates evidencing the Conversion Shares and Warrant Shares shall not contain any legend (including the legend set forth in Section 6.2 hereof): (i) while a registration statement (including the Registration Statement) covering the resale of such security is effective under the Securities Act, or (ii) following any sale of such Conversion Shares or Warrant Shares, as the case may be, pursuant to Rule 144, or (iii) if such Conversion Shares or Warrant Shares, as the case may be, are eligible for sale under Rule 144(k), or (iv) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission). The Company shall cause its counsel to issue a legal opinion to the Company’s transfer agent promptly after the Effective Date if required by the Company’s transfer agent to effect the removal of the legend hereunder. If all or any portion of the Shares or the Warrants are converted or exercised (as applicable) at a time when there is an effective registration statement to cover the resale of the Conversion Shares or Warrant Shares, as the case may be, or if such Conversion Shares or Warrant Shares may be sold under Rule 144(k) or if such legend is not otherwise required under applicable requirements of the Securities Act (including judicial interpretations thereof) then such Conversion Shares or Warrant Shares, as the case may be, shall be issued free of all legends. The Company agrees that at such time as such legend is no longer required under Section 6.2 above or this Section 6.3, it will, no later than nine (9) Business Days following the delivery by a Purchaser to the Company or the Company’s transfer agent of a certificate representing Conversion Shares or Warrant Shares, as applicable, issued with a restrictive legend (such ninth Business Day, the “Legend Removal Date”), deliver or cause to be delivered to such Purchaser a certificate representing such shares that is free from all restrictive and other legends. The Company may not make any notation on its records or give instructions to any transfer agent of the Company that enlarge the restrictions on transfer set forth in this Section. If available, certificates for Securities subject to legend removal hereunder shall be transmitted by the transfer agent of the Company to the Purchaser by crediting the account of the Purchaser’s prime broker with the Depository Trust Company System.

     (b) In addition to such Purchaser’s other available remedies, the Company shall pay to a Purchaser, in cash, as partial damages and not as a penalty, for each $1,000 USD of Conversion Shares or Warrant Shares, as the case may be, (based on the Value Weighted Average Price (“VWAP”) of the Common Shares on the date such Conversion Shares or Warrant Shares are submitted to the Company’s transfer agent) delivered for removal of the restrictive legend and subject to Section 6.3(c), $15 USD per Business Day (increasing to $30 USD per Business Day nine (9) Business Days after such damages have begun to accrue) for each Business Day after the Legend Removal Date until such certificate is delivered without a legend. Nothing herein shall limit such Purchaser’s right to pursue actual damages for the Company’s failure to deliver certificates representing any Securities as required by the

Transaction Documents, and such Purchaser shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief.

     (c) The Purchaser agrees that the removal of the restrictive legend from certificates representing Securities as set forth in this Section 6 is predicated upon the Company’s reliance that the Purchaser will sell any Securities pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom, within twenty (20) Business Days of receipt of such Securities.

6.4. Rights Notice Pursuant to the Company’s Amended and Restated

Shareholder Rights Plan Agreement, dated as of April 28, 2003, certificates evidencing the Shares, Warrants, Conversion Shares and Warrant Shares shall contain the following rights notice:

     “Until the Separation Time (as defined in the Rights Plan referred to below), this certificate also evidences and entitles the holder hereof to certain rights (the “Rights”) as set forth in the Amended and Restated Shareholder Rights Plan Agreement made as of April 28, 2003 (amending and restating the Shareholder Rights Plan Agreement made as of February 9, 1998), as such may be from time to time amended, restated, varied or replaced (the “Rights Plan”), between Forbes Medi- Tech Inc. (the “Corporation”) and Pacific Corporate Trust Company, as Rights Agent, the terms of which are incorporated herein by reference and a copy of which is on file at the records office of the Corporation. Under certain circumstances, as set forth in the Rights Plan, such Rights may be amended or redeemed, may expire, may become void (if, in certain cases, they are “Beneficially Owned” by an “Acquiring Person”, as such terms are defined in the Rights Plan, or a transferee thereof) or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Corporation will mail, or arrange for the mailing of, a copy of the Rights Plan to the holder of this certificate without charge promptly after the receipt of a written request therefor.”

     6.5. Delivery of Certificates for Common Shares. The Share Delivery Date for purposes of section 4.2 of Part B of the Articles and this Agreement shall be, as between the Purchaser and the Company, the date which is on or before the ninth (9th) Business Day following the later of the date of receipt by the Company of the Purchaser’s Conversion Notice and the date of receipt by the Company of the Preferred Share Certificate for the Series B Preferred Shares being converted, duly endorsed.

     6.6. Cash Liquidated Damages “Make Whole Payment” for Non-Delivery of Certificates for Common Shares. If on or before the Share Delivery Date the Company shall fail to issue and deliver a certificate to a holder or credit such holder’s balance account with DTC for the number of Common Shares to which such holder is entitled upon such holder’s conversion of Series B Preferred and such holder provides notice to the Company within seven (7) Business Days of the Share Delivery Date that such certificate has failed to be delivered as required, then, in addition to delivering such certificate, the Company shall, within three (3) Business Days after the holder’s written request (which request shall include such holder’s wire transfer instructions), pay cash to the holder, as liquidated damages and not as a penalty, in an amount (the “Make Whole Payment”) equal to the difference of (A) the product of (i) the number of Common Shares not delivered by the Share Delivery Date multiplied by (ii) the highest price at which any Common Share is traded on the NASDAQ National Market or the Toronto Stock Exchange (as such price is adjusted to United States dollars) between the day which is the second Business Day following the Company’s receipt of the Conversion Notice or the share certificate for the Series B Preferred being converted, whichever is later, and the date the Company delivers the certificate representing the Common Shares to which such holder is entitled less (B) the product of (i) the number of Common Shares not delivered by the Share Delivery Date multiplied by (ii) the Closing Sale Price for the Common Shares on the day immediately preceding the date the Company delivers the certificate representing such Common Shares; provided that in no event shall such Make Whole Payment be less than 0.

     6.7. Cash Damages for Non-Delivery of Preferred Share Certificates. If on or before the Share Delivery Date in connection with a conversion of a Purchaser’s Shares the Company shall fail to issue and deliver a new Preferred Share Certificate representing the number of Shares to which such Purchaser is entitled following conversion of less than all of the Shares represented by such Preferred Share Certificate, then, in addition to all other available remedies which such Purchaser may pursue hereunder, under the Articles and under any of the other Transaction Documents (including any indemnification pursuant thereto), and provided that such Purchaser shall have provided the Company with notice in writing of such failure(s) within seven (7) Business Days of the Share Delivery Date, then, the Company shall pay damages to such Purchaser for each day after the date which is the Share Delivery Date that a new Preferred Share Certificate is not delivered in an amount equal to 1% of the product of (A) the number of Common Shares issuable upon conversion of the Shares represented by such Preferred Share Certificate as of the Share Delivery Date and (B) the Closing Sale Price of the Common Shares on the Share Delivery Date.

     6.8. Duplicate Certificates. In the event a Purchaser delivers a Failure Notice, the Company issues a replacement certificate representing the converted Common Shares and the Purchaser subsequently receives both the original and replacement certificates, such holder agrees to immediately return the originally issued certificate to the Company.

     6.9. Triggering Event Payment. In the event a Purchaser requires the Company to redeem Shares following a Triggering Event in accordance with Section 8.2 of the Articles, then in addition to the redemption price which such Purchaser receives from the Company, the Company shall also pay to such Purchaser the following amount (the “Triggering Event Payment”):

     (a) Upon the occurrence of a Triggering Event specified in clause (a) of the definition of Triggering Event, the amount, if any, by which (i) the Fair Value of the Shares being redeemed calculated as of the last day the Common Shares were traded on the NASDAQ National Market prior to the suspension giving rise to the Triggering Event exceeds (ii) the Stated Value of the Shares being redeemed; provided that in no event shall such amount be less than 0; or

     (b) Upon the occurrence of a Triggering Event specified in clauses (b), (c), (d), (e), (f) or (g) of the definition of Triggering Event, the greater of:

(i) a payment equal to forty percent (40%) of the Stated Value of the Shares being redeemed; or

(ii)	a payment equal to:

(A) (I) the number of Common Shares which such

Shares would then be convertible into multiplied by (II) the highest price at which any Common Share is traded on the NASDAQ National Market or the Toronto Stock Exchange (with such price being adjusted into United States dollars) during the period between the occurrence of a Triggering Event and the date the Company delivers the Triggering Event Payment less

(B) the Stated Value of the Shares being redeemed.

The Company and the Purchaser hereby acknowledge and agree that the amounts payable under subparagraphs (a) and (b) above are mutually exclusive and in no event shall a Purchaser be entitled to payment of the amounts in both (a) and (b) above. Upon the occurrence of redemption following Triggering Events making both subparagraphs (a) and (b) above applicable, then the Purchaser redeeming Shares shall elect, in its sole discretion, whether to receive payment of the amount set forth in subparagraph (a) or (b) above.

     6.10. Payment Upon Change of Control. In the event the Purchaser requires the Company to redeem Shares following a Change of Control in accordance with Section 8.1 of the Articles, then, in addition to the redemption price which the Purchaser receives from the Company, the Company shall also pay to the Purchaser 25% of such redemption price.

     7. Termination; Liabilities Consequent Thereon. This Agreement may be terminated and the transactions contemplated hereunder abandoned at any time prior to the Closing only as follows:

     (a) with respect to a Purchaser, by such Purchaser, upon notice to the Company if the conditions set forth in Section 5.1 shall not have been satisfied on or prior to October 26, 2005; or

     (b) with respect to a Purchaser, by the Company, upon notice to such Purchaser if the conditions set forth in Section 5.2 to be satisfied by such Purchaser shall not have been satisfied on or prior to October 26, 2005; or

	(c)	at any time by mutual agreement of the Company and the
Purchaser; or

	(d)	with respect to a Purchaser, by such Purchaser, if there has been any breach of any representation or warranty or any material breach of any covenant of the Company contained herein and the same has not been cured within 15 days after notice thereof; or

     (e) by the Company with respect to a Purchaser, if there has been any breach of any representation, warranty or any material breach of any covenant of such Purchaser contained herein and the same has not been cured within 15 days after notice thereof.

Any termination pursuant to this Section 7 shall be without liability on the part of any party, unless such termination is the result of a material breach of this Agreement by a party to this Agreement in which case such breaching party shall remain liable for such breach notwithstanding any termination of this Agreement.

8.	Miscellaneous Provisions.

8.1. Use of Proceeds. The Company shall use the net proceeds from the sale of the Shares and Warrants for general corporate and working capital purposes.

     8.2. Filings. The Company shall make all necessary filings with the SEC and any other government entity and “blue sky” filings required to be made by the Company in connection with the sale of the Shares, Warrants and, if applicable, the Conversion Shares and Warrant Shares to the Purchaser as required by all applicable laws, and shall provide a copy thereof to the Purchaser promptly after such filing.

     8.3. Public Statements or Releases. The Company agrees that it shall not make, issue, or release any announcement, whether to the public generally, or to any of its suppliers or customers, with respect to this Agreement or the transactions provided for herein, or make any statement or acknowledgment of the existence of, or reveal the status of, this Agreement or the transactions provided for herein, without the prior consent of the Purchaser, which shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, nothing in this Section 8.3 shall prevent any party hereto from making such public announcements or filings as it may consider necessary in order to satisfy its legal obligations, or from releasing a public statement acceptable to each of the parties hereto upon the completion of the offering contemplated hereby. Notwithstanding the foregoing, as soon as possible following the Closing Date, the Company will issue a press release describing the transactions contemplated by this Agreement, and by the end of such day (Vancouver time) will file a Current Report on Form 6-K with the SEC, attaching such press release and copies of the Transaction Documents.

     8.4. Integration. The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities in a manner that would require the registration under the Securities Act of the sale of the Securities to the Purchaser or that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of the NASDAQ National Market or the Toronto Stock Exchange.

     8.5. Conversion and Exercise Procedures. The form of Notice of Exercise included in the Warrants sets forth the totality of the procedures required of the Purchaser in order to exercise the Warrants. No additional legal opinion or other information or instructions shall be required of the Purchaser to exercise its Warrants. The form of Notice of Conversion delivered to the Purchasers sets forth the totality of the procedures required of the Purchasers in order to convert the Shares. No additional legal opinion or other information or instructions shall be required of the Purchasers to convert its Shares. The Company shall honor conversions of the Shares and exercises of the Warrants and shall deliver Conversion Shares or Warrant Shares, as applicable, in accordance with the terms, conditions and time periods set forth in the Transaction Documents.

     8.6. Reimbursement. If any Purchaser becomes involved in any capacity in any Proceeding by or against any Person who is a stockholder of the Company (except as a result of sales, pledges, margin sales and similar transactions by such Purchaser to or with any current stockholder), solely as a result of such Purchaser’s acquisition of the Securities under this Agreement, the Company will reimburse such Purchaser for its reasonable legal and other expenses (including the cost of any investigation preparation and travel in connection therewith) incurred in connection therewith, as such expenses are incurred. The reimbursement obligations of the Company under this paragraph shall be in addition to any liability which the Company may otherwise have, shall extend upon the same terms and conditions to any Affiliates of the Purchaser who are actually named in such action, proceeding or investigation, and partners, directors, agents, employees and controlling persons (if any), as the case may be, of the Purchaser and any such Affiliate, and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Company, the Purchaser and any such Affiliate and any such Person. The Company also agrees that neither the Purchaser nor any such Affiliates, partners, directors, agents, employees or controlling persons shall have any liability to the Company or any Person asserting claims on behalf of or in right of the Company solely as a result of acquiring the Securities under this Agreement.

     8.7. Indemnification of Purchaser. Subject to the provisions of this Section 8.7, the Company will indemnify and hold the Purchaser and their directors, officers, shareholders, partners, employees, managers, members, investment managers and agents (each, a “Purchaser Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that any such Purchaser Party may suffer or incur as a result of or relating to (a) any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents or (b) any action instituted against a Purchaser, or any of them or their respective Affiliates, by any stockholder of the Company who is not an Affiliate of such Purchaser, with respect to any of the transactions contemplated by the Transaction Documents (unless such action is based upon a breach of such Purchaser’s representation, warranties or covenants under the Transaction Documents or any agreements or understandings such Purchaser may have with any such stockholder or any violations by the Purchaser of state or federal securities laws or any conduct by such Purchaser which constitutes fraud or willful misconduct). If any action shall be brought against any Purchaser Party in respect of which indemnity may be sought pursuant to this Agreement, such Purchaser Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing. Any Purchaser Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Purchaser Party except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of such separate counsel, a material conflict on any material issue between the position of the Company and the position of such Purchaser Party. The Company will not be liable to any Purchaser Party under this Agreement (i) for any settlement by a Purchaser Party effected without the Company’s prior written consent, which shall not be unreasonably withheld or delayed; or (ii) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Purchaser Party’s breach of any of the representations, warranties, covenants or agreements made by the Purchaser in this Agreement or in the other Transaction Documents.

     8.8. Short Sales and Confidentiality. The Purchaser covenants that neither it nor any affiliates acting on its behalf or pursuant to any understanding with it will execute any “short sales” during the period commencing from the time that such Purchaser first received a term sheet from the Company or any other Person setting forth the material terms of the transactions contemplated hereunder and ending at the time that the transactions contemplated by this Agreement are first publicly announced. The Purchaser covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company, such Purchaser will maintain, the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction). The Purchaser understands and acknowledges, severally and not jointly with any other Purchaser, that the Commission currently takes the position that coverage of short sales of the Common Shares “against the box” prior to the Effective Date of the Registration Statement covering the Securities is a violation of Section 5 of the Securities Act, as set forth in Item 65, Section 5 under Section A, of the Manual of Publicly Available Telephone Interpretations, dated July 1997, compiled by the Office of Chief Counsel, Division of Corporation Finance. Notwithstanding the foregoing, no Purchaser makes any representation, warranty or covenant hereby that it will not engage in “short sales” in the securities of the Company after the time that the transactions contemplated by this Agreement are first publicly announced. Notwithstanding the foregoing, in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser's assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser's assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement.

     8.9. Equal Treatment of Purchasers. No consideration shall be offered or paid to any person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration is also offered to all of the parties to the Transaction Documents.

     8.10. Reservation and Listing of Securities. The Company shall maintain a reserve from its duly authorized Common Shares for issuance pursuant to the Transaction Documents in such amount as may be required to fulfill its obligations in full under the Transaction Documents.

     8.11. Further Assurances. The parties agree to cooperate fully to execute such further instruments, documents and agreements and to give such further written assurances, as may be reasonably requested by any party to better evidence and reflect the transactions described herein and contemplated hereby, and to carry into effect the intents and purposes of this Agreement.

     8.12. Notification of Effectiveness of Registration Statement. The Company covenants that it will provide written notice to the Purchaser (which notice may be in electronic form) that the Company’s registration statement on Form S-3 or F-3, as applicable, registering the Conversion Shares and, if applicable, the Warrant Shares sold hereunder to the Purchaser has been declared effective by the SEC, which notice shall be given promptly after the Company has received notice of such effectiveness from the SEC.

     8.13. Rights Cumulative. Each and all of the various rights, powers and remedies of the parties hereto shall be considered to be cumulative with and in addition to any other rights, powers and remedies which such parties may have at law or in equity in the event of the breach of any of the terms of this Agreement. The exercise or partial exercise of any right, power or remedy shall neither constitute the exclusive election thereof nor the waiver of any other right, power or remedy available to such party.

     8.14. Pronouns. All pronouns or any variation thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person, persons, entity or entities may require.

8.15.	Notices.

(a) Any notices, reports or other correspondence (hereinafter collectively referred to as “Correspondence”) required or permitted to be given hereunder shall be sent by postage prepaid first class mail, courier or facsimile or delivered by hand to the party to whom such correspondence is required or permitted to be given hereunder. The date of giving any notice shall be the date of its actual receipt.

All Correspondence to the Company shall be addressed as follows:

Forbes Medi-Tech Inc.

750 West Pender Street, Suite 200 Vancouver BC V6C 2T8

Attn: Chief Financial Officer – Preferred Shares Fax: (604) 689-7641

with a copy to:
Cawkell Brodie Glaister, LLP 1260-1188 West Georgia St. Vancouver, BC V6E 4A2 Attn: Nancy Glaister Fax: (604) 684-3350

     (b) All Correspondence to any Purchaser shall be sent to such Purchaser at the address set forth on Exhibit A hereto.

     (c) Any Person may change the address to which Correspondence to it is to be addressed by notification as provided for herein.

     8.16. Captions. The captions and paragraph headings of this Agreement are solely for the convenience of reference and shall not affect its interpretation.

     8.17. Severability. Should any part or provision of this Agreement be held unenforceable or in conflict with the applicable laws or regulations of any jurisdiction, the invalid or unenforceable part or provisions shall be replaced with a provision which accomplishes, to the extent possible, the original business purpose of such part or provision in a valid and enforceable manner, and the remainder of this Agreement shall remain binding upon the parties hereto.

8.18.	Governing Law; Injunctive Relief; Waiver of Jury Trial.

(a) This Agreement shall be governed by and construed and enforced in accordance with the internal and substantive laws of the State of New York and without regard to any conflicts of laws concepts that would apply the substantive law of any other jurisdiction.

     (b) Each of the parties hereto acknowledges and agrees that damages will not be an adequate remedy for any material breach or violation of this Agreement if such material breach or violation would cause immediate and irreparable harm (an “Irreparable Breach”). Accordingly, in the event of a threatened or ongoing Irreparable Breach, each party hereto shall be entitled to seek, in any state or federal court in the City of New York, New York, equitable relief of a kind appropriate in light of the nature of the ongoing or threatened Irreparable Breach, which relief may include, without limitation, specific performance or injunctive relief; provided, however, that if the party bringing such action is unsuccessful in obtaining the relief sought, the moving party shall pay the non-moving party’s costs, including actual attorney’s fees, incurred in connection with defending such action. Such remedies shall not be the parties’ exclusive remedies, but shall be in addition to all other remedies provided in this Agreement.

     (c) EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

     8.19. Waiver. No waiver of any term, provision or condition of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or be construed as, a further or continuing waiver of any such term, provision or condition or as a waiver of any other term, provision or condition of this Agreement.

     8.20. Fees, Costs and Expenses. All fees, costs and expenses (including attorneys’ fees and expenses) incurred by the Company hereto in connection with the preparation, negotiation and execution of this Agreement, the other Transaction Documents, the exhibits hereto and thereto and the consummation of the transactions contemplated hereby and thereby (including the costs associated with any filings with, or compliance with any of the requirements of, any governmental authorities), shall be the sole and exclusive responsibility of the Company.

     8.21. Assignment. The rights and obligations of the parties hereto shall inure to the benefit of and shall be binding upon the authorized successors and permitted assigns of each party. The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Purchaser. Any Purchaser may assign its rights under this Agreement to any person to whom the Purchaser assigns or transfers any Shares, Warrants, and, if applicable, Conversion Shares and Warrant Shares provided that such transferee agrees in writing to be bound by the terms and provisions of this Agreement, and such transfer is in compliance with the terms and provisions of this Agreement and permitted, with the approval of counsel to the Company, by foreign, federal and state securities laws.

     8.22. Acts Contrary to Law. Nothing contained in this Agreement shall require the Company, its directors, officers, employees or shareholders, to take any action, including without limitation, make any payment, which, in the written opinion of the Company’s legal counsel, would result in a breach of applicable law, including without limitation, the Canada Business Corporations Act or regulations promulgated thereunder. In the event the Company determines that taking an action or making a payment would violate applicable law, the Company shall deliver to each holder of Series B Convertible Preferred Shares a copy of the written opinion of the Company’s legal counsel confirming that such action or payment would result in a breach of applicable law. If the taking of any such action would result in such a breach, then the Company shall take such action or make such payment to the maximum extent permitted by applicable law but shall be relieved of its obligation to take such action or make such payment (including any obligation to pay any penalties, interest or damages in consequence thereof) to the extent such action or payment would violate applicable law only until such time as the taking of such action or making of such payment, as applicable, by the Company would not violate applicable law. The inability of the Company to make a payment due to a violation of applicable law shall not prevent any holder of Series B Convertible Preferred Shares from making a claim against the Company for such amount in any bankruptcy or similar proceeding.

     8.23. Survival. The respective representations and warranties given by the parties hereto, and the other covenants and agreements contained herein, shall survive the Closing Date and the consummation of the transactions contemplated herein for a period of two years, without regard to any investigation made by any party.

     8.24. Entire Agreement. This Agreement and exhibits attached hereto and incorporated herewith constitute the entire agreement between the parties hereto respecting the subject matter hereof and supersedes all prior agreements, negotiations, understandings, representations and statements respecting the subject matter hereof, whether written or oral.

     8.25. Amendments. No modification, alteration, waiver or change in any of the terms of this Agreement shall be valid or binding upon the parties hereto unless made in writing and duly executed by the Company and the Purchaser.

     8.26. Confidential Information. Each of the Company and the Purchaser agrees to keep confidential, and not to disclose to or use for the benefit of any third party, the terms of this Agreement or any other information which at any time is communicated by the other party as being confidential, without the prior written approval of the other party; provided, however, that this provision shall not apply to information which, at the time of disclosure, is already part of the public domain (except by breach of this Agreement) and information which is required to be disclosed by law (including, without limitation, pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act and the Exchange Act) and provided further the Company will not furnish confidential information to a Purchaser without (i) informing such Purchaser regarding the nature of such information and (ii) receiving the prior express written agreement of such Purchaser. Notwithstanding anything herein to the contrary, any party to this Agreement (and any employee, representative, or other agent of any party to this Agreement) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure. However, any such information relating to the tax treatment or tax structure is required to be kept confidential to the extent necessary to comply with any applicable federal or state securities laws.

     8.27. Stock Splits, Dividends and other Similar Events. The provisions of this Agreement shall be appropriately adjusted to reflect any stock split, stock dividend, reorganization or other similar event that may occur with respect to the Company after the date hereof.

     8.28. Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS.]

IN WITNESS WHEREOF, the parties hereto have executed this Securities Purchase Agreement as of the day and year first above written.

FORBES MEDI-TECH INC.

By:

Name: Charles A. Butt

Title: President & CEO

NITE CAPITAL LP

By:	Its General Partner
Name:	Keith A. Goodman
Title:	Manager of the General Partner

Schedule 3.1

Subsidiaries and Interests in Other Organizations

The Company has three wholly-owned subsidiaries as follows:

  Forbes Medi-Tech (USA) Inc. (“Forbes USA”) was incorporated under the laws of the state of Delaware on December 8, 2000 and holds, directly and indirectly, the Company’s 50% interest in Phyto-Source LP, a Texas Limited Partnership.
  Forbes Medi-Tech Capital Inc. (“Forbes Capital”) was incorporated pursuant to the provisions of the Company Act (British Columbia) on July 22, 1999. This subsidiary function was to invest funds on the Company’s behalf.
  Forbes Research & Manufacturing Inc. (“Forbes Research”) was incorporated pursuant to the provisions of the Canada Business Corporations Act on December 1, 1998. Forbes Research was formed to operate the Company’s pilot manufacturing process development plant for phytosterol products in Amqui, Quebec. The Company sold the Amqui plant in August 2002.

The Company also has interests in a Texas limited liability company and a Texas limited partnership as follows:

  Phyto-Venture, LLC (the “LLC”) was incorporated as a limited liability company under the laws of the State of Texas on December 14, 2000. Forbes USA and Chusei (U.S.A.) Inc. (“Chusei”) each own 50% of the LLC.
  Phyto-Source LP (“Phyto-Source”) was established as a limited partnership under the laws of the State of Texas on July 17, 2001. The LLC is the general partner of Phyto- Source and holds a 1% partnership interest in Phyto-Source. Chusei and Forbes USA each hold a 49.5% limited partnership interest in Phyto-Source.

Schedule 3.2

		Capitalization Table
Security	No. of securities	No. of common	No. of securities	No. of common
	outstanding	shares issuable	available for	shares issuable
		under securities	future issuance	under securities
		outstanding		available for
				future issuance
Common Shares	34,122,595	N/A	165,877,405	165,877,405

Series A	Nil	Nil	4,625,000	4,625,000
Preferred Shares
Series B	Nil	N/A	N/A	N/A
Preferred Shares
Preferred Shares	Nil	N/A	39,994,000	To be determined
(other than Series				by Directors
A & B)
Share Purchase	2,326,208	2,326,208	N/A	N/A
Warrants
Stock Options	4,074,958	4,074,958	1,559,342	1,559,342
Issuable to	N/A	N/A	25,000	25,000
University of
British Columbia
Issuable to	N/A	N/A	60,000	60,000
employees and
Directors of
Forbes under
employment
contracts when
blackout lifted.
Share Rights	40,608,761	N/A	Up to	Up to
Plan			159,391,239	159,391,239

Schedule 3.5

Conditions Reasonably Likely to Result in Material Adverse Effect

None.

Schedule 3.12 Legal Proceedings

Mohammed H. Moghadasian v. Forbes Medi-Tech Inc. and Dr. Egon Novak – Action No. S046980. Plaintiff filed statement of claim on December 15, 2004 in the Vancouver Registry of the Supreme Court of British Columbia claiming cash damages of USD $150,000 for his contribution towards patents filed by the Company based on his ideas and discoveries, CAD $120,000 for promises by Dr. Novak regarding plaintiff’s student loan, CAD $100,000 from lost benefits due to lack of gain from stock options granted to plaintiff, CAD $15,000 for failure to review plaintiff’s salary and incentive package, and CAD $17,000 for lack of reasonable notice of dismissal. The Company and Dr. Novak have each filed a defense. The parties have completed documentary discovery. The Company denies the plaintiff’s claim and is defending the plaintiff’s action on its merits.

Patent Oppositions

The Company received Notices of Opposition to the Company’s European Patent 0783514 (Sterol Compositions) from two parties: (i) Raisio Benecol Ltd. and (ii) UPM-Kymmene Oyj. The Company prepared defense submissions and arguments in reply to these oppositions in November 2003. Subsequent to the Company’s defense submissions, UPM-Kymmene Oy withdrew its opposition. Raisio will have an opportunity to reply to the Company’s defense submissions. These written proceedings will culminate in a hearing before the Opposition Division of the European Patent Office in 2006 or 2007. The Company or the remaining opponent may appeal the decision of the Opposition Division within further prescribed time frames.

The Company has received Notices of Opposition to the Company’s European Patent 1148793 (Method of Preparing Microparticles of Phytosterols or Phytostanols) from two parties: (i) Raisio Benecol Ltd. and (ii) McNeil-PPC, Inc. The Company prepared defense submissions and arguments in reply to these oppositions in December 2004. The two parties will have an opportunity to reply to the Company’s defense submissions and the Company may make further reply submissions. These written proceedings will culminate in a hearing before the Opposition Division of the European Patent Office in approximately one to three years.

The Company received a Notice of Opposition to the Company’s European Patent 1056767 (Method for the Preparation of Phytosterols from Tall Oil Pitch) from Raisio Benecol Ltd. The Company prepared defense submissions and arguments in reply to this opposition in January 2005. Raisio Benecol Ltd. will have an opportunity to reply to the Company’s defense submissions and the Company may make further reply submissions. Written proceedings will culminate in a hearing before the Opposition Division of the European Patent Office in approximately one to three years.

Schedule 3.14
Encumbrances
None.

Schedule 3.16

Violation of Environment or Occupational Health and Safety Laws

None.

Schedule 3.24

Registration Rights of Third Parties Not Yet Satisfied

None.

Schedule 3.25
Related Party Transactions
None.

EXHIBIT A

Purchaser, Address and	Number of	Number of	Aggregate
Jurisdiction of Organization	Shares to be	Warrants to be	Purchase Price
	Purchased	Purchased
Nite Capital	150	45,455	USD $150,000
100 E. Cook Avenue
Suite 201
Libertyville, Illinois
60048

Jurisdiction of Organization:

EXHIBIT B

FORM OF ARTICLES OF CONTINUANCE

EXHIBIT C

FORM OF WARRANT

EXHIBIT D FORM OF OPINION (Canada)

We have acted as counsel to Forbes Medi-Tech Inc. (the “Company”) in connection with the issuance by the Company of
________
Series B Convertible Preferred Shares and
______
Common Share purchase warrants. Each Series B Convertible Preferred Share is convertible into
_______
Common Shares of the Company upon the occurrence of certain events described in Part B of the Company’s Articles of Continuance. Each Common Share purchase warrant (collectively, the “Warrants”) entitles the holder to purchase one Common Share of the Company at U.S. $____ at any time after
___________
until 11:59 p.m. New York time on
_________
.

We have participated in the preparation and have examined copies of the following:

(a)	the Securities Purchase Agreement executed by the Company as of October ___, 2005 (the “Purchase Agreement”), made between the Company and each of the purchasers listed on Schedule “A” hereto (the “Purchasers”);

(b)	the registration rights agreement executed by the Company as of October ___, 2005, made between the Company and each of the Purchasers (the “Registration Rights Agreement”); and

(c)	the Warrant Certificates issued by the Company as of October ___, 2005 to the Purchasers for an aggregate of ___________ Warrants (the “Warrant Certificates”).

In this opinion letter:
(i)	the Purchase Agreement, the Registration Rights Agreement and Warrant Certificates are referred to, collectively, as the “Transaction Documents”;

(ii)	the Series B Convertible Preferred Shares and the Warrants shall be collectively referred to as the “Securities”;

(iii)	the outstanding common shares of the Company are referred to as the “Common Shares”;

(iv)	the common shares of the Company issuable upon conversion of the Series B Convertible Preferred Shares are referred to as the “Conversion Shares”;

(v)	the common shares of the Company issuable upon the due exercise of the Warrants are referred to as the “Warrant Shares”;

(vi)	“Securities Laws” means, collectively, all applicable securities laws in the Province of British Columbia, including the regulations, blanket rulings, orders and securities rules (including the national and multilateral instruments adopted as securities rules) of the British Columbia Securities Commission (“BCSC”); and

(vii)	All capitalized terms used herein, unless otherwise defined herein, have the respective meanings ascribed thereto in the Purchase Agreement.

In addition, we have examined the Certificate of Continuance, Articles of Continuance as amended by Articles of Amendment dated December 22, 2003 and by Articles of Amendment (the “Series B Articles of Amendment”) dated
________
(the Articles of Continuance as so amended are hereinafter referred to as the “Articles”), and By-Laws of the Company, and the originals, or copies certified or otherwise identified to our satisfaction, of such corporate records of the Company, certificates of public officials of recent date and of authorized representatives of the Company, and such other agreements, instruments and documents, as we have deemed necessary as a basis for our opinions expressed herein. As to certain questions of fact material to such opinions, we have relied upon certificates of public officials of recent date, Pacific Corporate Trust Company (the “Transfer Agent”) and the Chief Financial Officer of the Company (the “Company’s Certificate”), the latter of which has been provided to you.

For the purposes of this opinion, we have assumed without independent verification (except in the case of our assumptions in clauses (g) and (i) below, to the extent they are confirmed by the Company’s Certificate):

(a)	the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified, photostatic, notarized or true copies or facsimiles and the authenticity of the originals of such documents;

(b)	the identity and capacity of all individuals acting or purporting to act as public officials;

(c)	that each party to any Agreement, instrument or other document referred to herein, other than the Company, has all necessary power and authority to execute and deliver such Agreement, document or instrument and do all acts and things as required or contemplated to be done thereby, has duly authorized the execution and delivery of such Agreement, document or instrument and the observance and performance of its obligations thereunder and has duly executed such Agreement, document or instrument and has duly delivered same to each of the other parties thereto;

(d)	the accuracy and completeness of all information provided to us by offices of public records and that statements made by government officials in certificates provided by them are true and accurate as at the time at which they were made, and continue to be true and correct from that time to the time of delivery of the opinions expressed herein;

(e)	that the representations, warranties, covenants and acknowledgements of each Purchaser set forth in such Purchaser’s Purchase Agreement are true and correct and will be fully performed and discharged by such Purchasers;

(f)	that each Purchaser is resident in the jurisdiction set out in the address for such Purchaser contained in such Purchaser’s Purchase Agreement;

(g)	that no offer of the Securities has been made to any resident of Canada;

(h)	that any party to any Agreement, instrument or other document referred to herein who is a natural person has a legal capacity to enter into, execute and deliver such Agreement, instrument or other document and has not entered into, executed or delivered the same under duress or as a result of undue influence;

(i)	that no action has been taken for the purpose of preparing the market in Canada or creating a demand for the Securities in Canada; and

(j)	that the Company will at all times keep reserved a sufficient number of shares of its authorized but unissued common shares for issuance upon conversion of the Securities.

For the purposes of the opinion expressed in paragraph 1 we are relying on a Certificate of Compliance and Certificate of Existence issued by Industry Canada dated October ___, 2005 and a Certificate of Good Standing issued by the Registrar of Companies, Province of British Columbia, dated October __, 2005. For the purposes of the opinion expressed in paragraph 4 as to the number of shares of the Company issued and outstanding and reserved for issuance, we have relied exclusively on a Certificate of the Transfer Agent dated October ___, 2005. For the purposes of the opinion expressed in paragraph 4 as to the number of common shares of the Company subject to issuance, we have relied exclusively on the Company’s Certificate, a copy of which has been provided to you. For the purposes of the opinion expressed in paragraph 10, we have relied exclusively on a Certificate of the BCSC dated October ___, 2005 and a Certificate of the Ontario Securities Commission dated October ___, 2005. A copy of each such Certificate has been provided to you.

The opinions expressed below are subject to the following qualifications:

(a)	We are qualified to practise law only in the Province of British Columbia and we do not purport to be experts on any laws other than the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(b)	We express no opinion on the Company’s ability to meet the Canada Business Corporations Act limitations referred to in paragraph 2.

(c)	Whenever our opinion with respect to the existence or absence of facts or circumstances is qualified by the phrase “to our knowledge”, it is intended to indicate that during the course of our representation of the Company, no information has come to our attention which would give us actual knowledge of the existence of such facts or circumstances.

However, other than the review of the Company’s Certificate and the documents identified in this opinion, we have not undertaken any special or independent investigation to determine the existence or absence of any facts or circumstances in relation to the Company. No inference as to our knowledge of such facts and circumstances should be drawn merely from our representation of the Company.

(d)	Our opinions herein are limited to the laws in effect as of the date of this opinion. We assume no obligation to update these opinions or to advise you of any changes in our opinions to reflect any facts or circumstances that may hereafter come to our attention or any changes in the law that may hereafter occur.

Based upon the foregoing, and subject to the qualifications set out herein, we are of the opinion that:

     1. The Company is a corporation validly existing and in good standing under the laws of its jurisdiction of incorporation and has the requisite corporate power to own, lease and operate its properties and to conduct its business presently conducted. The Company is duly qualified as a foreign corporation to do business and is in good standing in each jurisdiction in which such qualification is necessary to conduct its business other than those in which the failure to so qualify would not have a Material Adverse Effect (as that term is defined in the Purchase Agreement).

     2. The Company has the requisite corporate power and authority to execute, deliver and perform all of its obligations under the Transaction Documents and the Articles, including the creation and issuance of the Series B Convertible Preferred Shares, the Conversion Shares, the Warrants and the Warrant Shares in accordance with the terms thereof, except that the Corporation’s ability to declare and pay a dividend is subject to the limitation set forth in section 42 of the Canada Business Corporations Act

(the “Act”) and the Corporation’s ability to redeem or purchase its shares is subject to the limitations set forth in sections 34 and 36 of the Act (collectively, the “Limitations”). The execution and delivery of the Transaction Documents and the Series B Articles of Amendment by the Company, the filing of the Series B Articles of Amendment and, subject to the Limitations, the consummation of the transactions contemplated therein, have been duly authorized by the Company’s Board of Directors, and, subject to the Limitations, no further consent or authorization of the Company, its Board of Directors or its shareholders is required therefor. The Transaction Documents have been duly executed and delivered by the Company, and the Series B Articles of Amendment have been duly executed by the Company and properly filed with Industry Canada, Corporations Directorate and have become effective under the Act.

     3. The creation, issuance and sale of the Series B Convertible Preferred Shares and the Warrants have been duly authorized by the Company. When issued in accordance with the terms of the Purchase Agreement and the Articles, as applicable, the Series B Convertible Preferred Shares and the Warrants will be validly issued, fully paid and non-assessable and free of all taxes, liens, charges and preemptive rights with respect to the issue thereof. The Conversion Shares and the Warrant Shares have been duly authorized and reserved for issuance upon conversion of the Series B Convertible Preferred Shares and exercise of the Warrants in accordance with the terms of the Purchase Agreement, the Warrants and the Articles, and when issued in accordance with the terms of the Purchase Agreement, the Warrants and the Articles, the Conversion Shares and the Warrant Shares will be validly issued, fully paid and non-assessable and free of all taxes, liens, charges and preemptive rights with respect to the issue thereof. The Company has duly reserved a sufficient number of Common Shares to meet the Company’s obligations to issue the Conversion Shares and Warrant Shares, without taking into account the effect of any adjustment to the conversion price of the Series B Convertible Preferred Shares pursuant to the Articles.

     4. As of the date hereof, the authorized capital stock of the Company consists of (i) 50,000,000 preferred shares of the Company, of which 10,000,000 have been designated Series A Convertible Preferred Shares and 6,000 have been designated Series B Convertible Preferred Shares; and (ii) 200,000,000 Common Shares. Immediately prior to the consummation of the transactions contemplated hereby, (A) no shares of Series A Preferred are issued and outstanding, (B) no shares of Series B Convertible Preferred Shares are issued and outstanding, (C) 34,122,595 Common Shares are issued and outstanding as fully paid and non-assessable; (D) 5,634,300 Common Shares are reserved for issuance pursuant to the Company’s 2000 Stock Option Plan; (E) no Common Shares are reserved for issuance under the Shareholder Rights Plan; (F) 2,326,208 Common Shares are reserved for issuance upon exercise of outstanding warrants; and (G) 25,000 Common Shares are subject to issuance to the University of British Columbia.

     5. No authorization, approval, consent, filing, or other order of any Canadian federal or British Columbia provincial governmental body or regulatory agency, or the shareholders of the Company, or to our knowledge, any court or third party is required to be obtained by the Company to enter into and perform its obligations under the Transaction Documents and the Series B Articles of Amendment or for the issuance and sale of the Series B Convertible Preferred Shares, the Conversion Shares, the Warrants or the Warrant Shares in accordance with the Transaction Documents and the Series B Articles of Amendment, as applicable, except as contemplated in the Transaction Documents and the Series B Articles of Amendment, the filing with the British Columbia Securities Commission of a report of the distribution of the Securities in the required form within 10 days of the distribution (the “Filing”), and compliance by the Company with its timely disclosure obligations under the Securities Laws (the “Continuous Disclosure Obligations”).

     6. To our knowledge, except as disclosed in the Purchase Agreement, no action, suit, proceeding, inquiry or investigation before or by any court, public board or body or any governmental agency or self regulatory organization is pending or threatened against the Company or any of its subsidiaries or any of the properties or assets of the Company or any of its subsidiaries.

     7. The execution, delivery and performance by the Company of the Transaction Documents and the Series B Articles of Amendment, the filing of the Series B Articles of Amendment with Industry Canada, Corporations Directorate, the consummation by the Company of the transactions contemplated by the Transaction Documents and the Series B Articles of Amendment and the compliance by the Company with the terms thereof do not violate, conflict with or constitute a default (or an event which, with the giving of notice or lapse of time or both, constitutes or would constitute a default) under, give rise to any right of termination, cancellation or acceleration under, or result in the creation of any lien, charge or encumbrance on or against any of the properties of the Company pursuant to (i) the Articles of Continuance or By-Laws of the Company; (ii) to our knowledge, any agreement or other document with respect to the Company’s Series B Convertible Preferred Shares; (iii) to our knowledge, or any other agreement, note, lease, mortgage, deed or other instrument to which the Company is a party or by which the Company is bound; (iv) any judgment, decree, or order of any federal Canadian or British Columbia governmental authority or regulatory body having jurisdiction over the Company, or (v) subject to compliance with the Limitations, the Filing and the Continuous Disclosure Obligations, any statute, rule or regulation of Canada or British Columbia applicable to the Company.

     8. Notice of the issuance of the Series B Convertible Preferred Shares, the Conversion Shares, the Warrants and the Warrant Shares has been provided to the NASDAQ National Market. The Company’s common shares have been listed on the NASDAQ National Market, and will include the Conversion Shares and the Warrant Shares when issued.

9. The Toronto Stock Exchange has accepted notice of the issuance of the Series B

Convertible Preferred Shares, the Conversion Shares, the Warrants, and the Warrant Shares, and has conditionally approved the listing of the Conversion Shares and of the Warrant Shares upon their issuance, subject to the filing of the documentation referred to in the acceptance letter of The Toronto Stock Exchange dated October __, 2005 and the payment of the required listing fees.

     10. The form and terms of the Warrant Certificates and the certificates representing the Series B Convertible Preferred Shares have been approved by the Board of Directors of the Company and conform with the provisions of the Act, the Articles of Continuance, as amended, and the By-Laws of the Company.

     11. The Company is a reporting issuer under the Securities Act (Ontario) and the Securities Act (British Columbia) and is not included in the list of defaulting reporting issuers maintained pursuant to such Acts.

     The opinions expressed herein are given to you solely for your use in connection with the transactions contemplated by the Transaction Documents and the Series B Articles of Amendment and may not be relied upon by any other person, or entity for any purpose other without our prior written consent.

Yours truly,

The Purchasers listed on Schedule A hereto October , 2005 Page 1

Re:	Forbes Medi-Tech Inc. – Private Placement of up to 6,000 Series B
Shares and Warrants

Ladies and Gentlemen:

     We have acted as special United States counsel to Forbes Medi-Tech Inc. (the “Company”) in connection with the issuance and sale by the Company of up to 6,000 Series B Preferred Shares (each, a “Preferred Share”) for a purchase price (the "Purchase Price") of US$1,000.00 per share and warrants (each , a “Warrant”) (the “Offering”). Each Preferred Share is convertible into common shares of the Company (each, a “Common Share”), and each whole Warrant entitles the holder thereof to purchase one Common Share at the price of US$ per share, subject to certain adjustments, prior to the Expiration Date (each, a “Warrant Share”).

     For purposes of the opinion set forth below we have examined the Securities Purchase Agreements, the Registration Rights Agreements, each dated as of October [___], 2005 among the Company and the Purchasers, and the form of Warrant attached as Exhibit C to the Securities Purchase Agreements (all of the foregoing, the “NY Law Transaction Documents”), and we have reviewed such questions of law as we have considered necessary and appropriate for the purposes of our opinion set forth below.

     In rendering our opinion set forth below, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures, the conformity to authentic originals of all documents submitted to us as copies, the legal capacity for all purposes relevant hereto of all natural persons, that all parties (including the Company) to agreements or instruments relevant hereto had the requisite power and authority (corporate or otherwise) to execute, deliver and perform such agreements or instruments, that such agreements or instruments have been duly authorized by all requisite action (corporate or otherwise), executed and delivered by such parties, and that such agreements or instruments are the valid, binding and enforceable obligations of all such parties other than the Company.

The Purchasers listed on Schedule A hereto October , 2005 Page 2

We have also assumed for purposes of our opinion set forth below that the representations of the Company in Section 3.4 of the Securities Purchase Agreements are true and correct both factually and as to the laws of the Province of British Columbia and the federal laws of Canada. We understand that you are receiving the opinion of Cawkell Brodie Glaister, LLP, British Columbia counsel to the Company, as to certain of the foregoing matters.

     We are admitted to the Bar of the State of New York, and we express no opinion with respect to the laws of any other jurisdiction other than the federal laws of the United States of America.

     Based upon the foregoing and subject to the limitations, qualifications and exceptions hereinafter set forth, we are of the opinion that each of the NY Law Transaction Documents constitutes the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms.

The opinion set forth above are subject to the following qualifications and exceptions:

     (a) Our opinions are subject to the effect of any applicable bankruptcy, insolvency, reorganization, receivership, moratorium and other similar law of general application affecting creditors’ rights, including (without limitation) applicable fraudulent transfer laws.

     (b) Our opinions are subject to the effect of general principles of equity, including (without limitation) concepts of materiality, reasonableness, good faith and fair dealing, election of remedies, estoppel, enforceability of penalties, and other similar doctrines affecting the enforceability of agreements generally (regardless of whether considered in a proceeding in equity or at law). Without limiting the generality of the foregoing, the availability of specific performance, injunctive relief and other equitable measures is subject to the discretion of the tribunal before which any request for such remedy may be brought.

     (c) We express no opinion as to the enforceability of choice of law or forum selection provisions, or any waiver by the Company of any constitutional rights or remedies, or grants to a Purchaser of powers of attorney, or of provisions requiring payment of damages in any fixed amounts as damages or as a redemption premium, or of any provisions of the NY Law Transaction Documents to the extent relating to the "internal affairs" of the Company and which therefore would be enforced subject to and in accordance with the laws of its jurisdiction of incorporation.

     (d) We express no opinion with respect to the effect of noncompliance by the Purchasers with any state or federal or foreign laws or regulations applicable to the Purchasers in connection with the transactions described in the NY Law Transaction Documents, or by the Company with any state or federal securities laws in connection with the offering and sale of the Securities.

     (e) The enforceability of provisions to the effect that terms may not be waived or modified except in writing may be limited under certain circumstances.

The Purchasers listed on Schedule A hereto October , 2005 Page 3

     (f) Our opinion herein, insofar as it relates to the enforceability of indemnification provisions set forth in the NY Law Transaction Documents, is subject to laws and judicial decisions rendering unenforceable indemnification contrary to federal and state securities laws and the public policy underlying such laws, and laws limiting the enforceability of provisions exculpating or exempting a party, or requiring indemnification of a party for, liability for its own action or inaction, to the extent the action involves gross negligence, recklessness, willful misconduct or unlawful conduct.

     The foregoing opinion is being furnished to you solely for your benefit in connection with the transactions contemplated by the Securities Purchase Agreement, may not be relied upon by the Purchasers for any other purpose, and may not be relied upon or used by, circulated, quoted, or referred to, nor may copies hereof be delivered to, another person for any purpose without our prior written approval.

Very truly yours,

SMD/KGS

The Purchasers listed on Schedule A hereto October , 2005 Page 1

The Purchasers listed on Schedule A hereto October , 2005 Page 2

EXHIBIT F

FORM OF OPINION (United States Securities Law Opinion)

October , 2005
The Purchasers listed on Schedule A hereto

Re:	Forbes Medi-Tech Inc. – Private Placement of up to 6,000 Series B
Shares and Warrants

Ladies and Gentlemen:

     We have acted as special United States counsel to Forbes Medi-Tech Inc. (the “Company”) in connection with the issuance and sale by the Company of up to 6,000 Series B Preferred Shares (each, a “Preferred Share”) for a purchase price (the "Purchase Price") of US$1,000.00 per share and warrants (each , a “Warrant”) (the “Offering”). Each Preferred Share is convertible into common shares of the Company (each, a “Common Share”), and each whole Warrant entitles the holder thereof to purchase one Common Share at the price of US$ per share, subject to certain adjustments, prior to the Expiration Date (each, a “Warrant Share”).

     For purposes of the opinion set forth below we have examined the Securities Purchase Agreements, the Registration Rights Agreements, each dated as of October [___], 2005 among the Company and the Purchasers, and the form of Warrant attached as Exhibit C to the Securities Purchase Agreements (all of the foregoing, the “NY Law Transaction Documents”), and we have reviewed such questions of law as we have considered necessary and appropriate for the purposes of our opinion set forth below.

     In rendering our opinion set forth below, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures, the conformity to authentic originals of all documents submitted to us as copies, the legal capacity for all purposes relevant hereto of all natural persons, that all parties (including the Company) to agreements or instruments relevant hereto had the requisite power and authority (corporate or otherwise) to execute, deliver and perform such agreements or instruments, that such agreements or instruments have been duly authorized by all requisite action (corporate or otherwise), executed and delivered by such parties, and that such agreements or instruments are the valid, binding and enforceable obligations of all such parties other than the Company. We have also assumed for purposes of our opinion set forth below that the representations of

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the Company in Section 3.4 of the Securities Purchase Agreements are true and correct both factually and as to the laws of the Province of British Columbia and the federal laws of Canada. We understand that you are receiving the opinion of Cawkell Brodie Glaister, LLP, British Columbia counsel to the Company, as to certain of the foregoing matters.

     We are admitted to the Bar of the State of New York, and we express no opinion with respect to the laws of any other jurisdiction other than the federal laws of the United States of America.

     Based upon the foregoing and subject to the limitations, qualifications and exceptions hereinafter set forth, we are of the opinion that each of the NY Law Transaction Documents constitutes the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms.

The opinion set forth above are subject to the following qualifications and exceptions:

     (a) Our opinions are subject to the effect of any applicable bankruptcy, insolvency, reorganization, receivership, moratorium and other similar law of general application affecting creditors’ rights, including (without limitation) applicable fraudulent transfer laws.

     (b) Our opinions are subject to the effect of general principles of equity, including (without limitation) concepts of materiality, reasonableness, good faith and fair dealing, election of remedies, estoppel, enforceability of penalties, and other similar doctrines affecting the enforceability of agreements generally (regardless of whether considered in a proceeding in equity or at law). Without limiting the generality of the foregoing, the availability of specific performance, injunctive relief and other equitable measures is subject to the discretion of the tribunal before which any request for such remedy may be brought.

     (c) We express no opinion as to the enforceability of choice of law or forum selection provisions, or any waiver by the Company of any constitutional rights or remedies, or grants to a Purchaser of powers of attorney, or of provisions requiring payment of damages in any fixed amounts as damages or as a redemption premium, or of any provisions of the NY Law Transaction Documents to the extent relating to the "internal affairs" of the Company and which therefore would be enforced subject to and in accordance with the laws of its jurisdiction of incorporation.

     (d) We express no opinion with respect to the effect of noncompliance by the Purchasers with any state or federal or foreign laws or regulations applicable to the Purchasers in connection with the transactions described in the NY Law Transaction Documents, or by the Company with any state or federal securities laws in connection with the offering and sale of the Securities.

     (e) The enforceability of provisions to the effect that terms may not be waived or modified except in writing may be limited under certain circumstances.

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     (f) Our opinion herein, insofar as it relates to the enforceability of indemnification provisions set forth in the NY Law Transaction Documents, is subject to laws and judicial decisions rendering unenforceable indemnification contrary to federal and state securities laws and the public policy underlying such laws, and laws limiting the enforceability of provisions exculpating or exempting a party, or requiring indemnification of a party for, liability for its own action or inaction, to the extent the action involves gross negligence, recklessness, willful misconduct or unlawful conduct.

     The foregoing opinion is being furnished to you solely for your benefit in connection with the transactions contemplated by the Securities Purchase Agreement, may not be relied upon by the Purchasers for any other purpose, and may not be relied upon or used by, circulated, quoted, or referred to, nor may copies hereof be delivered to, another person for any purpose without our prior written approval.

Very truly yours,

SMD/KGS

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